2003 ANNUAL REPORT


CARDINAL
CARDINAL ONLINE

CARDINAL℠
Financial Corporation

"OUR GOAL everyday is to make this corporation more valuable than the day before."



Leesburg
LOUDOUN
Sterling
WASHINGTON DC
Herndon
Reston
McLean
Tysons Corner
FAIRFAX
Arlington
Greensboro
Fairfax
Alexandria
Manassas
PRINCE WILLIAM
Woodbridge

CORPORATE HEADQUARTERS
8270 Greensboro Drive
Suite 500
McLean, Virginia 22102
703.584.3400

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
703.460.4040

ARLINGTON
2100 N. Glebe Road
Arlington, Virginia 22207
703.387.2473

FAIRFAX
10641 Lee Highway
Fairfax, Virginia 22030
703.934.9200

GREENSBORO
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3500

HERNDON
199 Elden Street
Herndon, Virginia 20170
703.584.3820

LEESBURG
20 Catoctin Circle SE
Leesburg, Virginia 20175
703.771.3353

MANASSAS
9626 Center Street
Manassas, Virginia 20110
703.393.8200

MCLEAN
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703.356.6060

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
703.460.4000

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
703.444.4296

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
703.760.9457

WOODBRIDGE
13870 Smoketown Road
Woodbridge, Virginia 22192
703.680.4004

CARDINAL WEALTH SERVICES, INC.
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3470



In 2003, Cardinal Financial Corporation achieved substantial progress. We reported our first full year of profitability, relocated our headquarters to Tysons Corner, opened three new banking offices and raised over $48 million in new capital to fuel our continued growth. We ended the year with assets of $636 million, establishing Cardinal as one of Northern Virginia's leading community banks.

For the year, your Company reported net income before taxes of $2.6 million compared to a loss of $529,000 during the prior year. In addition, we reported a $3.5 million tax benefit from losses reported prior to 2003. This effectively marks the completion of the turnaround begun in late 2001 and sets the stage for further growth and sustained profitability.

During December, we initiated a secondary stock offering co-managed by Raymond James & Associates, Inc., and Legg Mason Wood Walker, Incorporated, to issue 7,245,000 new shares of common stock to raise over $48 million in new capital. This was completed in early January, 2004. Our stock price rose 90% during 2003, closing at $8.27 on December 31, 2003. The total market value of our common stock ended the year at $135.4 million.

2003 Board of Directors (from left to right, front to back): Wayne W. Broadwater, Alice M. Starr, George P. Shafran, Michael A. Garcia, Emad E. Saadeh, John H. Rust, Jr., J. Hamilton Lambert, Buddy G. Beck, Bernard H. Clineburg, James D. Russo, William G. Buck, William E. "Rick" Peterson, Sidney O. Dewberry and John W. Fisher

2003 Board of Directors

A great deal of our success in 2003 was due to strong loan growth. Total loans increased by nearly 35% in 2003 to end the year at $336 million, with growth accelerating in the last half of the year across all product lines. We enter 2004 with a legal lending limit of over $12 million and are excited about expanding our ability to better serve our current customers and the growing businesses in the thriving Northern Virginia and Greater Washington, DC markets.

Maintaining loan quality has been and will remain a very high priority. Net loan losses for the entire year were $29,000. Since the bank was formed in 1998, net losses have totaled only $129,000. Non-performing loans were .12% of total loans at the end of 2003, compared to .39% at the end of 2002. Our experienced lenders share a strong credit culture and are creative and flexible to meet the needs of our customers.




CARDINAL
BANK


100
SHARES

In September, we opened a banking office in our new headquarters location in the heart of Tysons Corner. We then opened our second Loudoun County office in Leesburg and another Prince William County office in Woodbridge, in December. In February 2004, we opened our 12th office, in Herndon, just west of the Reston Town Center. Cardinal's signature will always include convenient locations followed by unparalleled personal service and innovative product offerings.

We recognize that our continued success is directly linked to the strength of our community, and we actively support civic and charitable organizations. We were especially proud to sponsor the inaugural Cardinal Bank Charity Golf Classic in 2003, raising over $100,000 to benefit the Inova Kellar Center, a not-for-profit outpatient treatment center serving children, adolescents and their families in Northern Virginia. A core value of Cardinal is giving back and our officers and employees will always maintain active roles with numerous community organizations.

The strength of the local economy, combined with the continuing consolidation of local banks, has created an exciting opportunity for Cardinal. Four new local bank mergers were completed or announced during 2004. Since 1997, nearly $70 billion in bank assets and over 1,500 branch sites have been transferred to banks headquartered outside of the Washington region. After only five full years of operation, Cardinal has become the third largest publicly-traded bank headquartered in Northern Virginia.

Our Board of Directors is unified with a strong sense of purpose and committed to delivering the value that is expected by all. We added three new directors to our Board during 2003: Mike Garcia, President and Owner of Mike Garcia Construction, Inc., in Manassas; Rick Peterson, Chief Operating Officer of The Peterson Companies; and Alice Starr, Vice President of Marketing and Public Relations of WEST*GROUP. These new directors bring a wealth of business experience and local market knowledge to our Board, and we look forward to their contributions.

On a sad note, Director Hal Lieding passed away in November. Hal was former Chairman of the Board of Heritage Bancorp, which was acquired by Cardinal in 2000, and continued to serve on the Board of Cardinal for the past three years. We will miss the leadership he brought to our Board and are grateful for his guidance through the years.





2003 Management Team
(from left to right)

Carl E. Dodson
Executive Vice President &
Chief Operating Officer

F. Kevin Reynolds
President, Cardinal Bank, N.A.

Bernard H. Clineburg
Chairman, President & Chief Executive
Officer, Cardinal Financial Corporation
Chairman & Chief Executive Officer,
Cardinal Bank, N.A.

Dennis M. Griffith
Executive Vice President,
Real Estate Lending,
Cardinal Bank, N.A.

Christopher W. Bergstrom
President, Cardinal Bank, N.A.

Domingo Rodriguez
Senior Vice President &
Chief Financial Officer

Eleanor D. Schmidt
Executive Vice President,
Retail Administration,
Cardinal Bank, N.A.

Rex A. Wagner
President & Chief Executive Officer,
Cardinal Wealth Services, Inc.

> "We enter 2004 with a legal lending limit of over $12 million."

We are proud of our accomplishments in 2003 and remain excited about the prospects for continued growth in the years ahead. We are committed to delivering innovative products and services through technology, conveniently located banking offices, and the best employees in the financial services industry. We are confident that we will fulfill our mission of becoming the bank of choice in the Northern Virginia and the Greater Washington markets we serve.

In conclusion, we will never forget the enormous trust our shareholders have placed with us. We are striving to exceed expectations as we build your company. We understand and willingly accept responsibility to provide maximum return to our shareholders, customers, employees and the communities we serve. Our goal everyday is to make this corporation more valuable than the day before.

Sincerely,

Bernard H. Clineburg
Chairman, President & Chief Executive Officer

J O I N   T H E   E X C I T E M E N T !

With a recent infusion of over $48 million in capital and a $12 million lending limit, Cardinal Bank is equipped to handle credit needs well beyond the capabilities of most mid-sized, local banks. In many cases, these expanded capabilities parallel the growth of Cardinal's own customers, who began with a small loan and now continue to rely on Cardinal as bigger projects arise and loan needs increase.

In addition to increased lending capabilities, the key to achieving significant growth within Cardinal's Commercial Lending Division is, and will always be, the quality and expertise of the lending team. Combined, these professionals offer more than 300 years of banking and lending experience, with a deep and thorough understanding of the region's economy.

Pender Veterinary Centre



Since the summer of 1971, Drs. Mark Johnson and Donald Powell have grown Pender Veterinary Centre to include over 100 professional and staff assistants. A recent construction loan from Cardinal will soon increase Pender's Fairfax facilities from 15,000 square feet to 22,500 square feet, providing seven new exam rooms and 24-hour coverage by a veterinarian beginning September 2004. According to Dr. Johnson, "Cardinal is always ready with a quick response when we need financial advice. The professionals at Cardinal have helped take us to where we are today."



> "Cardinal has taken the time to understand our particular business…giving us the freedom to concentrate on patients, practice and the concerns of pet owners…"

Dr. Donald Powell, Pender Veterinary Centre, Fairfax

Below: Dr. Donald Powell (far left) and Dr. Mark Johnson (far right) of Pender Veterinary Centre inspect the construction of their Cardinal-financed expansion with Bank Officer and Real Estate Lending Specialist Oretha Rogers and President Kevin Reynolds.







Unlike larger institutions headquartered outside the region, Cardinal's experienced lenders have firsthand knowledge of the marketplace, enabling them to offer innovative solutions and make decisions quickly. The powerful combination of experience, local familiarity, increased lending parameters and the ability to act quickly offers businesses the best of all worlds. With cutting-edge technology, quality people on the front lines and behind the scenes, and the creativity to develop and offer the products and services customers truly need, Cardinal Bank is becoming the premier local bank for business and commerce in Northern Virginia.


Premier Primary Care Physician

Center: Dr Jennifer Gorrelick confers with a patient. **Below:** Cathie Johnson, manager of Cardinal's Arlington office visits Dr. Hey-Jin Kong, Dr. Jennifer Gorrelick, Dr. Sumi Makkar Sexton and their Office Manager James Jones at Premier Primary Care Physicians' new Arlington office (Missing from photo is Dr. Julia Stanford.) **Far Right:** President Chris Bergstrom (center) joins Co-Owners Tom Lensis (left) and Mike Hoover (right) in TML Copiers & Digital Solutions' show room in Manassas.

"Cardinal truly offers the personal touch at the Arlington office or over the phone. They make banking easy and provide the services we need."

Office Manager James Jones,
Premier Primary Care Physicians, Arlington

With guidance from their accountant, Drs. Jennifer Gorrelick, Hey-Jin Kong, Sumi Makkar Sexton and Julia Stanford of Premier Primary Care Physicians selected Cardinal Bank as their financial partner for their new practice. Because of Cardinal's experience working with other medical and professional practices, it was a perfect fit. "We didn't want the inattentions of a big, national bank, but preferred a bank with a personality like our own: local, enthusiastic, growing and focused on who we serve and what we need on an individual and specific basis," commented Dr. Gorrelick.







"Cardinal Bank is the most innovative bank in Northern Virginia. They tailored their banking expertise around our needs."

Tom Lensis, TML Copiers & Digital Solutions

From a two-man copier repair shop in a garage, Tom Lensis and Mike Hoover have grown TML into one of the most respected and community-oriented success stories in Manassas. Today, with over 42 full-time employees, TML offers a full array of office equipment and a total dedication to superior service after the sale. According to Tom Lensis, "Selecting the right bank was easy. The match with Cardinal was perfect. They took their extensive banking expertise and tailored it around what we needed, and continued to grow with us. And, we appreciate their commitment to our community."

McShay Homes

Cardinal's Real Estate Lending group provides land acquisition, development and construction loans as well as commercial mortgages to builders, developers and real estate investors throughout the Washington DC Metropolitan area. In 2003, real estate lending grew dramatically over 2002 as a result of Cardinal's targeted focus on the real estate community. Cardinal's seasoned lending team offers its clients market insights and timely solutions on a wide array of real estate matters.

Building on this industry excellence, the outlook for 2004 is bright. By utilizing the increased lending limits now available to Cardinal, the bank is better able to accommodate the needs of larger customers and reach a new tier of real estate clients, as well. But whether financing a large-scale, mixed-use commercial project or simply lending to an individual who is building a personal residence, Cardinal provides customized approaches and creative solutions. Knowledge, experience and exceptional personal service strengthen Cardinal's reputation in local real estate lending, providing the groundwork for on-going growth and success.



Joe Shieh and Mike McGhan, principals of McShay Homes, started building single-family homes and town homes seven years ago with the principle that a quality product would earn them a solid reputation. Today, their business continues to expand with Cardinal as their financial partner. "The experienced professionals at Cardinal have real acquisition, development and construction financing knowledge, and they know all the bankers and players in this area, which helps them tailor competitive products and services that pinpoint our needs," commented Joe Shieh.

Right: Joe Shieh (left) and Mike McGhan (right) of McShay Homes show Dennis Griffith, EVP, R.E. Lending (center) their latest plans.



“Going forward, what is really significant is that with the success of their recent capital offering and expanding lending limits, Cardinal Bank is poised to meet our increasing requirements as we grow...”

Joe Shieh, McShay Homes, Alexandria






Financing By . . .
CARDINAL
Bank
Dennis Griffith, 703-584-3425
Equal Opportunity Lender

GOVERNMENT CONTRACT LENDING

The goal of Government Contract Lending is to become the premier financial services provider for small to mid-sized government contractors—not only for lending, but also for other financial needs, including deposit, cash management, investment and personal banking services. Leading this initiative is Cardinal's new Senior Vice President, Seth Carter. His professionalism and extensive knowledge of the specialized needs of government contractors has already generated increased lending activity and industry recognition for Cardinal Bank.

Teaming with Cardinal's experienced commercial lenders and enjoying the leverage that SBA Preferred Lender status allows, Government Contract Lending looks forward to exciting growth in 2004 and beyond. Business opportunities are further enhanced by Cardinal's Government Contract Advisory Board, made up of local CPAs, attorneys and other business professionals who provide important and valuable insights on the market.

Top/Center: Wendy Rufo and Gary Nakamoto (center) of Base Technologies, Inc. pose with Seth Carter, Sr. VP, Government Contract Lending, in an entry way that displays significant government contract awards. **Far Right:** Rex Wagner heads Cardinal Wealth Services, Inc.

Base Technologies, Inc.



technologies, inc.
Technology

Base Technologies, Inc., a leader in the local IT Industry and one of the top 100 government contractors in the Washington, DC area selected Cardinal Bank because of its knowledge and experience in government contract lending. According to Vice Chairman and CEO Gary Nakamoto, "Cardinal provides responsive, no-run-around financial service, and immediate access to management. Cardinal is local, knows the business community and they go beyond banking services to help our business thrive. That's more than you expect from your banker."

CARDINAL WEALTH SERVICES



Cardinal Wealth Services, the bank's full service investment subsidiary, completed another successful year, providing customers with a broad array of investment programs to meet their financial needs. During 2003, Cardinal Wealth grew 30% with approximately $129 million in assets under management and 1,000 client relationships.

Rex Wagner joined Cardinal Wealth as President and CEO, bringing more than 25 years of experience in the financial services industry. A strong business relationship with Raymond James Financial continues to expand in many areas, including asset management, financial planning, alternative investments and investment banking. Raymond James Financial provides in-depth investment services to individuals and institutional investors worldwide.



"Cardinal Wealth Services turns the complexities of Wall Street into the realities of Main Street..."

Rex Wagner, President & CEO
Cardinal Wealth Services, Inc.

"Cardinal provides... immediate access to management...they know the business community and have introduced us to other businesses that could use our IT services..."

Gary Nakamoto,
Base Technologies, Inc., McLean



Retail Banking grew in 2003 with the opening of three new banking offices. In September, a second Tysons Corner office opened in the lobby of the corporate headquarters building. In October, a new office in downtown Leesburg expanded Cardinal's presence in Loudoun County. In December, a second Prince William County office opened in Woodbridge.

Continued banking consolidations in the local market provide great opportunities for expansion and enable Cardinal to demonstrate its ability to provide superior personal service, competitive products and convenient access to banking networks.

Cardinal is committed to providing competitive products and services that offer real value. Highly successful deposit products include Totally Free Checking, which gives consumers an affordable checking account alternative, and the President's Club Relationship Package, which pays a rate of interest well above other consumer interest-bearing checking plans in the market.

Left: Banking Office Manager Lynn Gulick, Delegate Vince Callahan and Chairman and CEO Bernard Clineburg at Greensboro Ribbon Cutting in Tysons Corner. **Center:** Children delight over Cardinal MoneyMagic Coin Counting Machine available in many Cardinal banking lobbies. **Right:** Commercial Lender Cheryl Beebe greets Cecelia and Leland Mahan at a Friends of Cardinal event in Leesburg. **Center of page:** K.C. Cardinal bank mascot arrived in late 2003, and will help celebrate future bank events!




CARDINAL BANK





In the consumer lending area, Cardinal offers a Home Equity Line of Credit with a market-low, six-month introductory rate, followed by an ongoing rate of Prime minus one-half percent. This outstanding line-of-credit offer, combined with the fixed-term and fixed-rate options, is among the best in the market.

With a focus on innovative new services, Cardinal Bank was the first bank in the Washington region to install MoneyMagic℠ coin-counting machines and provide free coin-counting service to retail customers.

Technology plays an increasingly important role in Cardinal's retail banking program. With Telephone Banking and Cardinal Online Banking and Bill Pay, customers can obtain information, monitor accounts, pay bills and perform many routine banking transactions by phone or computer, 24 hours a day. A new feature of Cardinal Online Banking gives users direct access to their check images.

In September 2003, Cardinal Bank received a "Top Rating for Service" by *Washington Consumers' Checkbook Magazine.*

Cardinal Bank, its officers and employees, played an active role in community, business, civic and charitable organizations during 2003. These organizations included the American Heart Association, Prince William Education Foundation, OWL Volunteer Fire Department, City of Fairfax Renaissance Housing Corporation and Loudoun County Economic Development Commission.

Cardinal is particularly proud of its new relationship with the Inova Kellar Center, a not-for-profit outpatient mental health and substance abuse treatment center serving children, adolescents and their families in Northern Virginia. The inaugural Cardinal Bank Charity Golf Classic, held May 17, 2003, raised $105,000 to benefit the Center's family programs. An expanded Second Annual Charity Classic will encompass both golf and tennis, with an aggressive goal of raising $200,000 in 2004.


INOVA HEALTH
SYST
a partnership for our kids
00001
May 19 2003
Inova Kellar Center
$ 105,000
One Hundred five thousand and 00/100 DOLLARS
CARDINAL



Left: President Kevin Reynolds (left) presents a donation of $105,000 to J. Knox Singleton, Chairman of Inova Health System and Jennifer Goins and Dr. George Bailey both of the Inova Kellar Center, final results of the First Annual Cardinal Bank Charity Golf Classic to benefit the organization.

Right: A young customer makes a savings deposit at one of Cardinal's 12 convenient Cardinal banking offices in Northern Virginia.


TOTAL ASSETS
DOLLARS IN MILLIONS
700
600
500
400
300
200
100
1999
2000
2001
2002
2003


TOTAL LOANS
DOLLARS IN MILLIONS
350
300
250
200
150
100
50
1999
2000
2001
2002
2003


TOTAL DEPOSITS & BANKING OFFICES
DOLLARS IN MILLIONS
500
400
300
200
100
BANKING OFFICES
12
10
8
6
4
2
1999
2000
2001
2002
2003
TOTAL DEPOSITS
BANKING OFFICES


NET INCOME (LOSS) TO SHAREHOLDERS
DOLLARS IN MILLIONS
10
5
-5
-10
-15
1999
2000
2001
2002
2003

Years ended December 31	2003	2002	2001	2000	1999
(In thousands, except per share data)					
Income Statement Data:					
Interest income	$ 24,602	$ 20,242	$ 16,577	$ 11,150	$ 4,330
Interest expense	9,429	9,586	7,500	4,740	1,305
Net interest income	15,173	10,656	9,077	6,410	3,025
Provision for loan losses	1,001	444	1,202	753	514
Net interest income after provision for loan losses	14,172	10,212	7,875	5,657	2,511
Non-interest income	3,829	2,864	3,157	2,098	1,320
Non-interest expense	15,355	13,605	23,756	11,726	7,870
Net income (loss) before income taxes	2,646	(529)	(12,724)	(3,971)	(4,039)
Income tax benefit	(3,508)	—	—	—	—
Net income (loss)	6,154	(529)	(12,724)	(3,971)	(4,039)
Dividends to preferred shareholders	495	495	503	171	—
Net income (loss) to common shareholders	$ 5,659	$ (1,024)	$(13,227)	$ (4,142)	$(4,039)
Balance Sheet Data:					
Total assets	$636,248	$486,323	$279,584	$207,048	$97,033
Loans receivable, net of fees	336,002	249,106	200,911	154,271	68,167
Allowance for loan losses	4,344	3,372	3,104	1,900	726
Total investment securities	273,614	163,665	34,147	6,935	4,807
Total deposits	474,129	423,479	246,024	163,371	59,873
Other borrowed funds	74,457	2,000	9,824	7,287	6,000
Total shareholders' equity	85,412	40,712	20,624	34,112	30,745
Preferred shares outstanding	1,364	1,365	1,365	1,411	—
Common shares outstanding	16,377	10,044	4,294	4,253	4,243
Per Common Share Data:					
Basic net income (loss)	$ 0.55	$ (0.13)	$ (3.11)	$ (0.98)	$ (0.95)
Fully diluted net income (loss)	0.54	(0.13)	(3.11)	(0.98)	(0.95)
Book value	4.80	3.37	3.21	6.36	7.25
Tangible book value	4.80	3.31	3.06	4.11	7.25
Performance Ratios:					
Return on average assets	1.18%	(0.14)%	(5.24)%	(2.72)%	(5.61)%
Return on average equity	15.05	(1.61)	(39.14)	(12.72)	(12.26)
Net interest margin(1)	3.00	2.92	4.17	4.82	4.59
Efficiency ratio(2)	80.81	100.63	194.18	137.82	181.13
Non-interest income to average assets	0.73	0.74	1.30	1.44	1.83
Non-interest expense to average assets	2.94	3.50	9.79	8.03	10.93
Total loans receivable, net of fees to total deposits	70.87	58.82	81.66	94.43	113.85
Asset Quality Ratios:					
Net charge-offs to average loans receivable	0.01%	0.05%	—%	—%	—%
Nonperforming loans to loans receivable, net of fees	0.12	0.39	0.46	0.38	—
Nonperforming loans to total assets	0.06	0.20	0.33	0.28	—
Allowance for loan losses to nonperforming loans	1,102.54	345.49	334.84	323.68	—
Allowance for loan losses to loan receivable, net of fees	1.29	1.35	1.54	1.23	1.07
Capital Ratios:					
Tier 1 risk-based capital	19.66%	12.25%	9.04%	18.89%	37.86%
Total risk-based capital	20.66	13.35	10.42	19.94	38.75
Leverage capital ratio	15.45	8.97	8.57	17.39	32.55
Other:					
Average shareholders' equity to average total assets	7.84%	8.45%	13.39%	21.37%	45.76%
Average loans receivable, net of fees to average total deposits	63.02	59.36	91.69	97.03	92.07
Average common shares outstanding:					
Basic	10,218	7,949	4,258	4,246	4,241
Diluted	10,445	7,949	4,258	4,246	4,241

(1) Net interest margin is calculated as net interest income divided by total average earning assets.
(2) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.

The following presents management's discussion and analysis of our consolidated financial condition at December 31, 2003 and 2002 and the results of our operations for the years ended December 31, 2003, 2002 and 2001. The discussion should be read in conjunction with the accompanying consolidated financial statements.

Overview

Cardinal Financial Corporation ("Cardinal"), a locally owned and managed financial services organization headquartered in Tysons Corner, Virginia, is committed to providing top quality customer service, a diversified product mix and convenient avenues for banking to consumers and businesses. We own Cardinal Bank, N.A., a nationally chartered community bank, and Cardinal Wealth Services, Inc., an investment services subsidiary. Through these two subsidiaries, we offer a wide range of banking products and services to both our commercial and retail customers. Our commercial relationship managers focus on attracting small and medium-sized business as well as commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys. We have an expansive retail branch network and develop competitive retail products and services. We complement our core banking operations by offering investment products and services to our customers through our third-party brokerage relationship with Raymond James Financial Services, Inc.

Net interest income is our primary source of income. As discussed further in our interest rate sensitivity section, we manage our balance sheet and interest rate risk to enhance our net interest income. We do this by monitoring the spread between the interest rates earned on investment securities and loans and the interest rate paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition. We attempt to minimize our exposure to interest rate risk, but are unable to eliminate it. In addition to management of interest rate risk, we analyze our loan portfolio for exposure to credit risk. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. In addition to net interest income, non-interest income is a source of income for us and includes service charges on deposits and loans, investment fee income and gains on sales on investment securities available-for-sale.

Our business strategy is to grow through geographic expansion while maintaining strong asset quality and achieving sustained profitability. We completed a secondary common stock offering that raised $41.7 million in capital in December 2003 and an additional $6.7 million in capital following the exercise of the underwriters' over-allotment option in January 2004. This capital is being used to support the expansion of our branch office network and balance sheet growth. We were able to increase our legal lending limit to over $12 million, which will allow us to expand our commercial and real estate lending loan portfolios. We expect to increase our loan-to-deposit ratio and shift the mix of our earning assets to higher yielding loans. We intend to increase our selection of banking products and financial services in order to diversify our revenue base, increase fee income, and strengthen customer relationships.

Recent Financial Developments

Prior to March 2002, Cardinal was a multi-bank organization. In addition to Cardinal Bank, N.A., which began operations in 1998, we opened two additional banking subsidiaries in 1999, and acquired an additional banking subsidiary through our acquisition of Heritage Bancorp, Inc. in 2000. From November 2001 to March 2002, we consolidated three of our banking subsidiaries into Cardinal Bank, N.A. We completed the consolidation of our original four banking subsidiaries into a single bank in order to reduce costs and streamline operations and decision-making.

We were required to evaluate our goodwill for impairment and, in the fourth quarter of 2001, we had an $8.3 million impairment of goodwill, substantially eliminating the goodwill attributable to the purchase of Heritage Bancorp, Inc. The writedown arose from our evaluation of losses incurred by the Heritage banking subsidiary during 2000 and 2001, coupled with expectations of future additional losses. A valuation of the bank was performed by an external consultant in response to these impairment indicators. The valuation confirmed a significant impairment in our investment in Heritage and resulted in the writedown of goodwill.

As a result of the bank consolidation, we reduced staffing levels during the fourth quarter of 2001. We reduced our number of employees from 138 on June 30, 2001 to 105 as of December 31, 2001. Most of the staff reductions were made in the commercial lending area of the bank, which had become overstaffed in light of the shift in strategy from four banks to one. We also made significant reductions in staff in our centralized administration areas, including accounting, deposit operations and credit administration.

Our restructuring resulted in significant savings in operating costs during 2002. However, an other than temporary write-down of $1.7 million on a WorldCom bond recorded in the second quarter of 2002, created a reported net loss to common shareholders of $1.0 million for the year ended December 31, 2002.

2003 was our first full year of profitability. We reported net income of $5.7 million or $0.54 per diluted common share in 2003. Included in this net income, we recorded an income tax benefit of $3.5 million attributable to the recognition of a deferred tax asset resulting primarily from prior periods' net operating loss carryforwards. The pretax profitability to common shareholders in 2003 was $2.2 million, which was achieved through continued growth in our earning assets, as well as increases in non-interest income, mostly attributable to $1.4 million of realized gains on sales of investment securities available-for-sale. These sales were mostly from our mortgage-backed investment securities available-for-sale portfolio, which had accelerated prepayment speeds as a result of the low mortgage rate environment during 2003. We sold these securities with realized gains and reinvested the funds in our loan and investment securities portfolio. We do not expect to record such gains in the future, although we may sell portions of our available-for-sale investment securities portfolio as needed for liquidity purposes.

Critical Accounting Policies

General

Accounting policies generally accepted in the United States are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the consolidated financial statements. Actual results could differ from those estimates.

The accounting policies we view as critical to us are those relating to estimates and judgments regarding the determination of the allowance for loan losses and the valuation of deferred tax assets.

Allowance for Loan Losses

We maintain the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrower. As a part of our analysis, we use comparative peer group data, duration factors and qualitative factors such as levels of and trends in delinquencies and nonaccrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support our estimates.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio that may become evident only at a future date. Additional provisions for such losses, if necessary, would negatively impact earnings and would be recorded in the commercial banking business segment.

For purposes of our loan loss reserve methodology, we categorize our loans into one of five categories: commercial and industrial, commercial real estate (including construction), home equity lines of credit, residential mortgages, and consumer loans. Peer group annual loss factors (in the absence of historical results) are applied to all categories and are adjusted by the projected duration of the loan category and by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied to each of the loan categories to determine a reserve level for each of the five categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral values. Since we have limited historical data on which to base loss factors for classified loans, we apply, in accordance with regulatory guidelines, a 5% loss factor to all special mention loans and a 15% loss factor to all substandard loans.

Valuation of Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. When substantial uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset is reduced by a valuation allowance. During the fourth quarter of 2003, we recorded an income tax benefit of $3.5 million primarily attributable to the recognition of deferred tax assets related to our net operating loss carryforwards. The benefit of our deferred tax assets was recognized based on a detailed assessment indicating that it is more likely than not that the benefit of these net operating losses would be realized through the generation of future taxable income. Additional information on the valuation allowance can be found in Footnote 9 to the Notes to Consolidated Financial Statements.

Caution About Forward-Looking Statements

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- changes in interest rates and interest rate policies;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- the successful management of interest rate risk;
- maintaining cost controls and asset qualities as we open or acquire new branches;
- maintaining capital levels adequate to support our growth;
- reliance on our management team, including our ability to attract and retain key personnel;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- changes in general economic and business conditions in our market area;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior; and
- changes in banking and other laws and regulations applicable to us.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

New Financial Accounting Standards

In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly, should consolidate the entity. FIN 46 Revised (FIN 46R), issued in December 2003, replaces FIN 46. FIN 46R requires public entities to apply FIN 46 or FIN 46R to all entities that are considered special-purpose entities in practice and under the FASB literature that was applied before the issuance of FIN 46 by the end of the first reporting period ending after December 15, 2003. For any variable interest entities (VIE) that must be consolidated under FIN 46R, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. We adopted FIN 46R as of December 31, 2003 and currently have no variable interest entities that require consolidation of previously unconsolidated entities or disclosure in the consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which is generally effective for contracts entered into or modified after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts, collectively referred to as "derivatives" and hedging activities under Statement No. 133. Statement No. 149 has not had an impact on our equity, financial condition or results of operations.

In May 2003, the FASB issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of Statement No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on our equity, financial condition, or operating results.

In December 2003, the FASB deferred for an indefinite period the application of the guidance in Statement No. 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under Statement No. 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2003.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The liability is recognized for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee, or if the guarantee was issued with a premium payment, or as part of a transaction with multiple elements. We currently have $3.3 million of standby letters of credit that require accounting and disclosure under FIN 45. No liability has been recorded as of December 31, 2003 and December 31, 2002, as such amounts were immaterial.

Financial Overview

2003 Compared to 2002

At December 31, 2003, total assets were $636.2 million, an increase of 30.8% or $149.9 million, compared to $486.3 million at December 31, 2002. Total loans receivable, net of fees, increased 34.9% or $86.9 million, to $336.0 million at December 31, 2003, compared to $249.1 million at December 31, 2002. Total investment securities increased by $109.9 million, or 67.2%, to $273.6 million at December 31, 2003, compared to $163.7 million at December 31, 2002. Total deposits increased 12.0%, or $50.7 million, to $474.1 million at December 31, 2003, compared to $423.5 million at December 31, 2002. Other borrowed funds increased $72.5 million to $74.5 million at December 31, 2003 compared to $2.0 million at December 31, 2002. During 2003, we introduced repurchase agreements to our customers, which totaled $25.5 million at December 31, 2003. In addition, advances from the Federal Home Loan Bank of Atlanta increased to $49.0 million as of December 31, 2003, due primarily to this funding source being at its lowest interest rates in several years.

Shareholders' equity at December 31, 2003 was $85.4 million, an increase of $44.7 million, compared to $40.7 million at December 31, 2002. The increase in shareholders' equity is primarily attributable to our completing a secondary common stock offering of 6.3 million shares that raised $41.7 million in new capital during December 2003. In addition, we issued another 945,000 shares in January 2004, as a result of the exercise of the underwriters' over-allotment option, which provided us with an additional $6.7 million in capital. This additional capital will be used to support branch expansion, additional asset growth and general corporate purposes. In addition, net income to common shareholders of $5.7 million contributed to the increase in shareholders' equity, offset by the change in unrealized losses on investment securities available-for-sale of $2.9 million. Book value per common share at December 31, 2003 and 2002 was $4.80 and $3.37, respectively. Total risk-based capital to total risk-weighted assets increased to 20.66% at December 31, 2003 compared to 13.35% at December 31, 2002, maintaining a well-capitalized position for regulatory purposes going into 2004. Total shareholders' equity to total assets at December 31, 2003 and 2002 were 13.4% and 8.4%, respectively.

We recorded net income of $5.7 million, or $0.54 per diluted common share, for the year ended December 31, 2003, compared to a net loss of $1.0 million or $0.13 per common share, for the comparable period in 2002, an improvement of $6.7 million. This net income includes an income tax benefit of $3.5 million attributable to the recognition of prior periods' net operating loss carryforwards. We recorded pretax income of $2.2 million for the year ended December 31, 2003. All results are presented after the effect of preferred stock dividends of $495,000 for each of the years ended December 31, 2003 and 2002.

The return on average assets for the years ended December 31, 2003 and 2002 was 1.18% and (0.14)%, respectively. The return on average equity for the years ended December 31, 2003 and 2002 was 15.05% and (1.61)%, respectively.

2002 Compared to 2001

Our net loss for the year ended December 31, 2002 totaled $1.0 million or $0.13 per common share, compared with a loss of $13.2 million or $3.11 per common share for the same period of 2001. The 2002 loss included an other than temporary impairment of $1.7 million of an investment in a WorldCom bond that we recorded in the second quarter of 2002. If the impact of the WorldCom impairment were excluded, we would have reported net income of $636,000, or $0.08 per common share, for the year ended December 31, 2002. Table 1 shows a reconciliation of GAAP to Non-GAAP financial measures, which we believe appropriately compares our operating results for 2003, 2002 and 2001 by excluding the other than temporary impairment, goodwill impairment and restructuring costs reported in their respective periods. All year-end results are presented after the effect of dividends paid to preferred shareholders of $495,000 and $503,000 for the years ended December 31, 2002 and 2001, respectively. The return on average assets for the years ended December 31, 2002 and 2001 were (0.14)% and (5.24)%, respectively. The return on average equity for the years ended December 31, 2002 and 2001 were (1.61)% and (39.14)%, respectively.

Total assets increased $206.7 million, or 74.0%, to $486.3 million at December 31, 2002, compared to $279.6 million at December 31, 2001. Asset growth was funded primarily by deposit growth of $177.5 million, or 72.1%, to $423.5 million at December 31, 2002. The strong growth experienced during 2002 is attributed to aggressive promotion of our products through advertising and direct mail in addition to opening our eighth branch in Arlington, Virginia during the fourth quarter of 2002.

Total shareholders' equity increased $20.1 million or 97.4% to $40.7 million at December 31, 2002 compared to $20.6 million at December 31, 2001. This increase was primarily a result of the $18.5 million of additional capital that we raised in our two common stock offerings during the second quarter of 2002. Book value per common share increased to $3.37 at December 31, 2002 compared to $3.21 at December 31, 2001. The ratio of risk-based capital to risk-based assets increased to 13.35% at December 31, 2002 compared to 10.42% at December 31, 2001. Total shareholders' equity to total assets at December 31, 2002 and 2001 were 8.4% and 7.4%, respectively.

Table 1

Reconciliation of GAAP to Non-GAAP Financial Measures

(Dollars in thousands, except per share data)

Years ended December 31	**2003**	**2002**	**2001**
Reported net income (loss) to common shareholders	**$5,659**	$(1,024)	$(13,227)
Less impairments and restructuring costs:			
Other than temporary impairment of WorldCom bond	—	1,660	—
Impairment of Heritage Bancorp goodwill	—	—	8,264
Restructuring costs	—	—	884
Net income (loss) without impairments and restructuring costs	**$5,659**	$ 636	$ (4,079)
Reported net income (loss) per common share	**$ 0.55**	$ (0.13)	$ (3.11)
Less impairments and restructuring costs:			
Other than temporary impairment of WorldCom bond	—	0.21	—
Impairment of Heritage Bancorp goodwill	—	—	1.94
Restructuring costs	—	—	0.21
Earnings (loss) per common share without impairments and restructuring costs	**$ 0.55**	$ 0.08	$ (0.96)

Statements of Operations

Net Interest Income/Margin

Net interest income is our primary source of revenue, representing the difference between interest and fees earned on interest-bearing assets and the interest paid on deposits and other interest-bearing liabilities. The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods. During 2002 and continuing in 2003, we continued to experience a weakened economy that had entered into a recessionary phase early in 2001. During 2001, the Federal Reserve lowered rates eleven times in order to generate economic growth. During the fourth quarter of 2002, in response to this weakening economy and the lack of any inflationary pressures, the Federal Reserve lowered rates an additional 50 basis points. During the third quarter of 2003, the Federal Reserve again decreased interest rates another 25 basis points. At 4.00%, the prime lending rate is at its lowest levels in over forty years.

Net interest income for the year ended December 31, 2003 was $15.2 million, compared to $10.7 million for the year ended December 31, 2002, an increase of $4.5 million, or 42.4%. The increase in net interest income is a result of increases in average volume of investment securities and loans receivable, net of the impact of decreased yields during 2003, compared with the same period of 2002. These net increases were funded through the increases in total deposits and other borrowed funds.

Our net interest margin for the years ended December 31, 2003 and 2002 was 3.00% and 2.92%, respectively. The increase in the net interest margin was a result of the decrease in the cost of interest-bearing liabilities offset slightly by the decrease in the yield on average earning assets. The average yield on interest-earning assets decreased to 4.86% in 2003 from 5.54% in 2002 and our cost of interest-bearing liabilities decreased to 2.31% in 2003 from 3.27% in 2002. The decrease in our cost of interest-bearing deposits is primarily the result of our decreasing the rate on our President's Club relationship product to 1.51%, down from 2.00% at December 31, 2002. In addition, the yield on other borrowed funds decreased 231 basis points to 1.68% at December 31, 2003 compared to December 31, 2002.

Total earning assets increased by 37.0% to $616.7 million at December 31, 2003, compared to $450.3 million at December 31, 2002. This increase consisted mainly of a $86.9 million, or 34.9%, increase in loans receivable, net of fees and a $109.9 million, or 67.2%, increase in total investment securities. These increases were funded by deposit growth of $50.7 million, or 12.0%, and other borrowed funds growth of $72.5 million over December 31, 2002 balances. In addition, proceeds from our secondary offering of $41.7 million funded our earning asset growth as of December 31, 2003.

Average total loans increased $66.1 million to $272.8 million during 2003 from $206.7 million in 2002. Average balances of nonperforming assets, which consist of nonaccrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2003 and 2002. Additional interest income of approximately $39,000 for 2003 and $37,000 for 2002 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average total deposits increased $84.7 million to $432.8 million in 2003 from $348.1 million in 2002. The largest increase in average deposit balances was experienced in certificates of deposit, an increase of $42.9 million compared to 2002, a result of our branch expansion and increased advertising of our rates on certificates of deposit.

Net interest income was $10.7 million for the year ended December 31, 2002, up $1.6 million or 17.4% from 2001. The increase was primarily due to the increase in loans and investment securities available-for-sale during 2002, funded through the increase in total deposits and shareholders' equity. The increase in net interest income was tempered by a reduction in our net interest margin, due primarily to yields on earning assets continuing to decline at a faster pace than the decline in yields on interest bearing liabilities.

The net interest margin was 2.92% for the year ended December 31, 2002 compared to 4.17% in 2001. The decrease in the net interest margin was representative of the change in the mix of earning assets towards lower yielding investments and to the lower rate environment experienced during 2002. The average yield on interest earning assets decreased to 5.54% in 2002 from 7.61% in 2001 and our average cost of interest-bearing liabilities decreased to 3.27% in 2002 from 4.71% in 2001.

Total earning assets increased by 70.5% to $450.3 million at December 31, 2002, compared to $264.1 million at December 31, 2001. This increase consisted mainly of a $47.9 million, or 24.2%, increase in net loans receivable and a $129.5 million, or 379.3%, increase in investment securities available-for-sale. These increases were primarily funded by deposit growth of $177.5 million, or 72.1%, over December 31, 2001 balances.

Average total loans increased $25.6 million to $206.7 million during 2002 from $181.0 million in 2001. Average balances of nonperforming assets, which consist of nonaccrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2002 and 2001. Additional interest income of approximately $37,000 for 2002 and $17,000 for 2001 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average total deposits increased $150.7 million to $348.1 million in 2002 from $197.4 million in 2001. The largest increase in average deposit balances was experienced in interest checking, an increase of $96.7 million compared to 2001, as a result of our President's Club relationship account promotion.

The following tables contain more detailed information concerning average balances, yields earned, and rates paid.

Table 2

Average Balance Sheets and Interest Rates on Earning Assets and Interest-Bearing Liabilities

(Dollars in thousands)

Years ended December 31	2003			2002			2001		
	Average Balance	Interest Income/ Expense	Rate	Average Balance	Interest Income/ Expense	Rate	Average Balance	Interest Income/ Expense	Rate
Assets									
Interest-earning assets:									
Loans[1]:									
Commercial and industrial	$ 50,188	$ 3,101	6.18%	$ 52,960	$ 3,696	6.98%	$ 52,063	$ 4,407	8.46%
Real estate—commercial	121,345	8,422	6.94	91,289	7,276	7.97	72,500	6,288	8.67
Real estate—construction	20,427	1,131	5.54	6,156	375	6.09	5,634	487	8.64
Real estate—residential	38,059	2,414	6.34	20,139	1,534	7.62	17,972	1,501	8.35
Home equity lines	33,720	1,121	3.32	23,711	993	4.19	18,023	1,146	6.36
Consumer	9,026	662	7.33	12,399	924	7.45	14,827	1,144	7.72
Total loans	272,765	16,851	6.18	206,654	14,798	7.16	181,019	14,973	8.27
Investment securities available-for-sale	152,915	5,026	3.29	101,589	4,501	4.43	7,022	437	6.22
Investment securities held-to-maturity	67,685	2,483	3.67	—	—	0.00	—	—	0.00
Other investments	2,906	135	4.65	1,253	72	5.75	1,373	82	5.97
Federal funds sold	9,753	107	1.10	55,773	871	1.56	28,467	1,085	3.81
Total interest-earning assets and interest income	506,024	24,602	4.86%	365,269	20,242	5.54%	217,881	16,577	7.61%
Noninterest-earning assets:									
Cash and due from banks	10,291			18,595			10,467		
Premises and equipment, net	5,249			4,820			5,579		
Goodwill and other intangibles	646			651			9,228		
Accrued interest and other assets	3,265			2,551			1,695		
Allowance for loan losses	(3,652)			(3,060)			(2,118)		
Total assets	$521,823			$388,826			$242,732		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	147,746	2,375	1.61%	114,350	3,073	2.69%	17,675	370	2.09%
Money markets	26,722	208	0.78	28,667	525	1.83	25,346	767	3.03
Statement savings	5,389	35	0.65	4,305	52	1.21	4,371	102	2.33
Certificates of deposit	182,922	6,038	3.30	140,033	5,714	4.08	101,932	5,788	5.68
Total interest-bearing deposits	362,779	8,656	2.39	287,355	9,364	3.26	149,324	7,027	4.71
Other borrowed funds	46,069	773	1.68	5,564	222	3.99	10,002	473	4.73
Total interest-bearing liabilities and interest expense	408,848	9,429	2.31%	292,919	9,586	3.27%	159,326	7,500	4.71%
Noninterest-bearing liabilities:									
Demand deposits	70,030			60,786			48,110		
Other liabilities	2,043			2,282			2,790		
Preferred shareholders' equity	6,824			6,825			7,056		
Common shareholders' equity	34,078			26,014			25,450		
Total liabilities and shareholders' equity	$521,823			$388,826			$242,732		
Net interest income and net interest margin[2]		$15,173	3.00%		$10,656	2.92%		$ 9,077	4.17%

(1) Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2) We do not have investments that have tax benefit attributes; therefore, there are no tax equivalent adjustments to our net interest income.

Table 3
Rate and Volume Analysis
(Dollars in thousands)

Years ended December 31	2003 Compared to 2002			2002 Compared to 2001		
	Change Due to			Change Due to		
	Average Volume	Average Rate	Increase (Decrease)	Average Volume	Average Rate	Increase (Decrease)
Interest income:						
Loans:[1]						
Commercial and industrial	$ (193)	$ (402)	$ (595)	$ 76	$ (787)	$ (711)
Real estate—commercial	2,396	(1,250)	1,146	1,630	(642)	988
Real estate—construction	869	(113)	756	45	(157)	(112)
Real estate—residential	1,365	(485)	880	181	(148)	33
Home equity lines	419	(291)	128	362	(515)	(153)
Consumer	(251)	(11)	(262)	(187)	(33)	(220)
Total loans	4,605	(2,552)	2,053	2,107	(2,282)	(175)
Investment securities available-for-sale	2,274	(1,749)	525	5,885	(1,821)	4,064
Investment securities held-to-maturity	2,483	—	2,483	—	—	—
Other investments	95	(32)	63	(7)	(3)	(10)
Federal funds sold	(719)	(45)	(764)	1,041	(1,255)	(214)
Total interest income	8,738	(4,378)	4,360	9,026	(5,361)	3,665
Interest expense:						
Interest-bearing deposits:						
Interest checking	897	(1,595)	(698)	2,024	679	2,703
Money markets	(36)	(281)	(317)	100	(342)	(242)
Statement savings	13	(30)	(17)	(2)	(48)	(50)
Certificates of deposit	1,750	(1,426)	324	2,163	(2,237)	(74)
Total interest-bearing deposits	2,624	(3,332)	(708)	4,285	(1,948)	2,337
Other borrowed funds	1,616	(1,065)	551	(210)	(41)	(251)
Total interest expense	4,240	(4,397)	(157)	4,075	(1,989)	2,086
Net interest income[2]	$4,498	$ 19	$4,517	$4,951	$(3,372)	$1,579

(1) Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.
(2) We do not have investments that have tax benefit attributes; therefore, there are no tax equivalent adjustments to our net interest income.

Interest Rate Sensitivity
Asset/liability management involves monitoring our sensitivity to interest rate movements. In order to measure the effects of changes in interest rates on our net interest income, we take into consideration the expected cash flows from the loan and investment securities portfolios and the expected magnitude of the repricing of specific asset and liability categories. Management evaluates interest rate risk and then formulates guidelines to manage this risk based upon its outlook regarding the economy, forecasted interest rate movements and other business factors. Management's goal is to maximize and stabilize the net interest margin by limiting exposure to interest rate changes.

Our Asset/Liability Committee is responsible for reviewing our liquidity requirements and maximizing our net interest income, consistent with capital requirements, liquidity, interest rate and economic outlooks, competitive factors and customer needs. One of the tools we use to determine our interest rate risk is gap analysis. Gap analysis attempts to examine the volume of interest rate sensitive assets less interest rate sensitive liabilities in various time intervals. The difference is the interest sensitivity gap, which indicates how future changes in interest rates may affect net interest income. Interest sensitivity gap analysis presents a position that exists at one particular point in time and assumes that assets and liabilities with similar characteristics will reprice at the same time and to the same degree. Under our asset/liability policies, regardless of whether interest rates are expected to increase or decrease, the objective is to maintain a gap position that will minimize any changes in net interest income. A negative gap, or liability sensitive position, exists when we have more interest sensitive liabilities maturing within a certain gap interval than interest sensitive assets. Under this scenario, if interest rates were to increase, it would tend to reduce interest income.

At December 31, 2003, we were liability sensitive in the 2–90 day, 91–180 day, and 181–365 day gap intervals by –1.6%, –2.3% and –11.7%, respectively. This is within our asset/liability management policy, which indicates that we maintain an interest rate sensitivity position +/–15% to total assets. We can reprice our interest checking, savings, and money market accounts at any time. We carefully analyze the impact of any decrease in interest rates on our deposits, as we may experience a runoff in deposit balances as a result of such changes in interest rates. Based on the degree and frequency of movement being limited in practice, we have classified 20% of these deposits in our immediate gap interval, 10% of these deposits in each of the gap intervals from 2–90 days through the 1–3 year gap interval, leaving the remaining portion or 40% of these deposits in the over 3 year gap interval. We continue to analyze the activity in our deposit portfolio and make changes in our gap assumptions as the activity dictates.

We also use a simulation process to measure interest rate risk and the impact of rate fluctuations on net interest income. These simulations incorporate assumptions regarding balance sheet growth and mix, and the repricing and maturity characteristics of existing and projected balance sheets. One of the ways we manage our interest rate risk is through an analysis of the relationship between interest-earning assets and interest-bearing liabilities to measure the impact that future changes in interest rates will have on net interest income. Using this relationship analysis, changes in interest rates and volumes are used to test the sensitivity of our net interest income. While we show liability sensitivity in the short term indicating that an increase in interest rates may negatively affect short-term net interest income, we would likely take actions to minimize our exposure to negative results and within a short period of time make adjustments so that net interest income would not be materially impacted.

During the past two years, our focus has been to increase our deposit market share through promotion of our President's Club and Totally Free Checking products. The success of these promotions allowed us to grow our asset base 30.8% from December 31, 2002 to December 31, 2003 and 74.0% from December 31, 2001 to December 31, 2002. Our President's Club relationship product allows customers with aggregate balances of over $10,000 to earn an above market rate on their average balances, 1.51% as of December 31, 2003. Because of the success of this promotion, our net interest margin slightly increased during the year and averaged 3.00% for the year ended December 31, 2003. Our current focus is to continue to improve our net interest margin by staying fully invested, minimizing lower yielding short-term investments and using our substantial mortgage-backed investment securities portfolio for backup liquidity needs.

We expect our net interest income will be greater over the longer term at higher prevailing interest rate levels, although we may be negatively affected by rising rates in the shorter term. This is due to the large proportion of low-cost core deposits such as demand, interest checking, savings, and money market accounts comprising our funding sources, which tend to be less sensitive to rising rates and can be invested in relatively higher yielding contradictory loans and investment securities.

Table 4
Interest Rate Sensitivity Gap Analysis
(Dollars in thousands)

At December 31, 2003	Immediate Repricing	2–90 Days	91–180 Days	181–365 Days	1–3 Years	Over 3 Years	Total
Assets							
Total investment securities and other investments	$ 1,247	$ 14,671	$ 14,912	$ 18,758	$ 96,925	$130,618	$277,131
Federal funds sold	3,528	—	—	—	—	—	3,528
Loans receivable, net of fees							
Commercial and industrial	131,227	3,216	3,991	7,337	21,542	30,085	197,398
Residential	1,399	398	1,231	4,152	8,029	27,286	42,495
Home equity lines	3,532	33,720	5,115	809	—	—	43,176
Construction	30,997	2,241	3,471	996	4,538	—	42,243
Consumer	4,566	534	182	430	729	4,249	10,690
Total loans receivable, net of fees	171,721	40,109	13,990	13,724	34,838	61,620	336,002
Total earning assets	176,496	54,780	28,902	32,482	131,763	192,238	616,661
Cumulative rate sensitive assets	$176,496	$231,276	$260,178	$292,660	$424,423	$616,661	
Liabilities							
Deposits							
Noninterest-bearing demand	$ —	$ —	$ —	$ —	$ —	$ 70,998	$ 70,998
Interest-bearing transaction accounts	36,559	18,280	18,280	18,280	18,280	73,116	182,795
Certificates of deposit—fixed	—	7,739	12,731	24,731	52,390	12,933	110,524
Certificates of deposit—no penalty	—	27,533	11,869	51,785	18,625	—	109,812
Total Deposits	36,559	53,552	42,880	94,796	89,295	157,047	474,129
Other borrowed funds	25,499	11,625	625	12,250	13,249	11,209	74,457
Total deposits and other borrowed funds	62,058	65,177	43,505	107,046	102,544	168,256	548,586
Cumulative rate sensitive liabilities	$ 62,058	$127,235	$170,740	$277,786	$380,330	$548,586	
Gap	$114,438	$ (10,397)	$ (14,603)	$ (74,564)	$ 29,219	$ 23,982	
Cumulative gap	114,438	104,041	89,438	14,874	44,093	68,075	
Gap/total assets	17.99%	(1.63)%	(2.30)%	(11.72)%	4.59%	3.77%	
Cumulative gap/total assets	17.99%	16.35%	14.06%	2.34%	6.93%	10.70%	
Rate sensitive assets/rate sensitive liabilities	2.84	0.84	0.66	0.30	1.28	1.14	
Cumulative rate sensitive assets/cumulative rate sensitive liabilities	2.84	1.82	1.52	1.05	1.12	1.12	

Provision Expense and Allowance for Loan Losses

Our policy is to maintain the allowance for loan losses at a level that represents our best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrower.

Provision for loan losses was $1.0 million and $444,000 for the years ended December 31, 2003 and 2002, respectively. The allowance for loan losses at December 31, 2003 was $4.3 million compared to $3.4 million at December 31, 2002. Our allowance for loan loss ratio at December 31, 2003 was 1.29% compared to 1.35% at December 31, 2002. The decrease in the allowance for loan loss ratio is primarily reflective of the shift in the loan mix in our portfolio. Our growth in the loan portfolio was mostly comprised of increases in our residential and commercial real estate loans and home equity loan portfolios, which require lower reserve coverage than other portions of the loan portfolio. We continued to experience strong loan quality with annualized net charged-off loans equal to 0.01% to average loans receivable for the year ended December 31, 2003, and nonperforming loans equal to 0.12% of total loans as of December 31, 2003.

Provision for loan losses was $444,000 for 2002, compared to $1.2 million for 2001. The growth in loans during 2002 was comprised primarily of increases in our residential and home equity loan portfolios, which require lower reserve amounts than the remainder of the loan portfolio.

The allowance for loan losses increased to $3.4 million at December 31, 2002 from $3.1 million at December 31, 2001. The ratio of the allowance for loan losses to total loans, net of fees, at December 31, 2002 was 1.35% compared to 1.54% at December 31, 2001. We experienced loan charge-offs of $117,000 for the year ended December 31, 2002 offset by recoveries of $15,000. We had no charge-offs prior to 2002.

See "Critical Accounting Policies" found earlier in this discussion for more information on our allowance for loan losses methodology.

The following tables contain additional information pertaining to the calculation and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio.

Table 5

Allowance for Loan Losses

(Dollars in thousands)

December 31	2003	2002	2001	2000	1999
Beginning balance, January 1	$ 3,372	$ 3,104	$ 1,900	$ 726	$ 212
Provision for loan losses	1,001	444	1,202	753	514
Transfer to liability on unfunded commitments	—	(74)	—	—	—
Assumed allowance for loan losses from acquisition of Heritage Bancorp, Inc.	—	—	—	421	—
Loans charged off:					
Commercial and industrial	(74)	(63)	—	—	—
Real estate—commercial	—	—	—	—	—
Real estate—construction	—	—	—	—	—
Real estate—residential	—	—	—	—	—
Home equity lines	—	—	—	—	—
Consumer	(6)	(54)	—	—	—
Total loans charged off	(80)	(117)	—	—	—
Recoveries:					
Commercial and industrial	43	12	2	—	—
Real estate—commercial	—	—	—	—	—
Real estate—construction	—	—	—	—	—
Real estate—residential	—	—	—	—	—
Home equity lines	—	—	—	—	—
Consumer	8	3	—	—	—
Total recoveries	51	15	2	—	—
Net (charge-offs) recoveries	(29)	(102)	2	—	—
Ending balance, December 31,	$ 4,344	$ 3,372	$ 3,104	$ 1,900	$ 726

Loans:	2003	2002	2001	2000	1999
Balance at year end	$336,002	$249,106	$200,911	$154,271	$68,167
Allowance for loan losses to loans receivable, net of fees	1.29%	1.35%	1.54%	1.23%	1.07%
Net charge-offs to average loans receivable	0.01%	0.05%	—%	—%	—%

Table 6
Allocation of the Allowance for Loan Losses
(Dollars in thousands)

At December 31	2003		2002		2001		2000		1999	
	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*
Commercial and industrial	**$1,046**	**17.21%**	$1,301	23.40%	$1,149	28.71%	$ 612	32.22%	$241	33.10%
Real estate—commercial	**1,662**	**41.56**	1,386	46.63	1,270	43.37	678	37.05	211	29.03
Real estate—construction	**497**	**12.57**	19	2.32	34	3.18	50	2.65	9	1.28
Real estate—residential	**418**	**12.64**	241	12.77	98	7.20	181	11.51	126	17.39
Home equity lines	**486**	**12.84**	201	10.77	176	10.60	126	9.65	40	5.54
Consumer	**235**	**3.18**	224	4.11	377	6.94	253	6.92	99	13.66
Total allowance for loan losses	**$4,344**	**100.00%**	$3,372	100.00%	$3,104	100.00%	$1,900	100.00%	$726	100.00%

**Percentage of loan type to the total loan portfolio.*

Non-Interest Income

Non-interest income includes service charges on deposits and loans, investment fee income and gains on sales of investment securities available-for-sale and continues to be an important factor in our operating results. Non-interest income for the years ended December 31, 2003 and 2002 was $3.8 million and $2.9 million, respectively. The increase in non-interest income for the year ended December 31, 2003, compared to the same period of 2002, is primarily the result of increased securities gains related to sales of certain securities from the investment securities available-for-sale portfolio. These gains were recorded on sales of mortgage-backed securities with accelerated prepayment speeds, which were a result of the lower rate environment experienced during the past year. In addition, net gains on the sales of loans for the year ended December 31, 2003, was $282,000 compared to $74,000 for the same period of 2002, representing an increase of $208,000. These gains were the result of sales of mortgage loans through a loan sales program that began in March 2003. Offsetting the increases in securities gains and the loan sales gain was a decrease of $155,000 in investment fee income for the year ended December 31, 2003, compared to the same period in 2002. Investment fee income decreased in 2003 compared to 2002 as a result of the conversion from Legg Mason, Inc. to Raymond James Financial Services, Inc., which caused a temporary decline in transaction activity during the second quarter of 2003.

Due to our increased number of deposit accounts, service charges on deposit accounts increased $120,000 to $631,000 for the year ended December 31, 2003 compared to $511,000 for the year ended December 31, 2002.

Non-interest income was $2.9 million for the year ended December 31, 2002 compared to $3.2 million for the same period of 2001. Investment fee income decreased by $1.0 million to $940,000 for the year ended December 31, 2002, compared to $1.9 million in 2001. The decrease in investment fee income during 2002 as compared to 2001 is a result of reduced transaction activity and decreased assets under management experienced during 2002. Due to our increased number of deposit accounts, service charges on deposit accounts increased $113,000 to $511,000 during 2002 as compared to $398,000 in 2001. We had net securities gains of $524,000 for the year ended December 31, 2002 compared to none during 2001.

The following table provides additional detail on non-interest income for the years ended December 31, 2003, 2002, and 2001.

Table 7
Non-Interest Income
(Dollars in thousands)

Years ended December 31	**2003**	**2002**	**2001**
Service charges on deposit accounts	**$ 631**	$ 511	$ 398
Loan service charges	**382**	392	433
Investment fee income	**785**	940	1,941
Net gain on sales of loans	**282**	74	49
Net realized gain on investment securities available-for-sale	**1,364**	524	—
Net gain on sales of assets	**—**	39	18
ATM transaction fees	**107**	100	92
Credit card fees	**46**	46	39
Check order fees	**53**	101	62
Other income	**179**	137	125
Total non-interest income	**$3,829**	$2,864	$3,157

Non-Interest Expense

Non-interest expense includes salaries and benefits, occupancy, professional fees and depreciation. Non-interest expense was $15.4 million and $13.6 million for the years ended December 31, 2003 and 2002, respectively, an increase of $1.8 million, or 12.9%. The increase in non-interest expense for the year ended December 31, 2003, compared to 2002, is primarily a result of the branch expansion that has occurred over the past twelve months. We opened our eighth branch in Arlington during the fourth quarter of 2002, our ninth branch in Tysons Corner during the third quarter of 2003, and our tenth and eleventh branches in Leesburg and Woodbridge during the fourth quarter of 2003. Expenses related to the branch expansion are represented in the increases in our salaries and benefits expense and occupancy expense. Expenses have also increased in professional fees, marketing and advertising, and loan expenses to support our branch openings and strong asset growth over the past year. We expect non-interest expense to continue to increase going forward as we continue our branch expansion in 2004. We opened our twelfth branch office in Herndon, Virginia in February 2004.

Non-interest expense was $13.6 million and $23.8 million for the years ended December 31, 2002 and 2001, respectively. The decrease in non-interest expense of $10.2 million, or 42.7% for 2002 compared to 2001 resulted mostly from a charge of $8.3 million during the fourth quarter of 2001 that substantially eliminated the goodwill attributed to the purchase of Heritage Bancorp, Inc. Also, during 2001, we made the decision to consolidate our four banks to one to simplify our structure and reduce costs. Consequently, included in non-interest expense for 2001 is approximately $884,000 in non-recurring costs associated with the restructuring.

During the second quarter of 2002, we recorded an other than temporary impairment of $1.7 million on an investment in a WorldCom bond. Excluding the effect of the previously mentioned impairment of goodwill associated with the Heritage Bancorp acquisition and the $1.7 million impairment write-down of the WorldCom bond in 2002, total non-interest expense, which was $13.6 million and $23.8 million for the years ended December 31, 2002 and 2001, respectively, under generally accepted accounting principles, would have been $11.9 million and $15.5 million for the years ended December 31, 2002 and 2001, respectively. This substantial decline of $3.6 million in non-interest expense was due primarily to decreases in salaries and benefits expense, as well as discontinuation of goodwill amortization in 2002 due to the implementation of SFAS No. 142, *Goodwill and Other Intangible Assets*, and reflects tighter expense controls and improved efficiencies after the consolidation from a multi-bank structure to a one-bank organization.

The following table reflects the components of non-interest expense for the years ended December 31, 2003, 2002 and 2001.

Table 8

Non-Interest Expense

(Dollars in thousands)

Years ended December 31	**2003**	**2002**	**2001**
Salary and benefits	**$ 6,726**	$ 5,715	$ 7,731
Occupancy	**1,559**	972	1,263
Professional fees	**1,113**	1,011	705
Depreciation	**1,030**	736	804
Amortization and write-down of intangibles	**—**	22	8,907
Writedown on corporate bond	**—**	1,660	—
Data processing	**835**	759	957
Stationery and supplies	**387**	317	306
Brokerage clearing	**186**	206	370
Advertising and marketing	**913**	541	368
Telecommunications	**396**	276	325
Other taxes	**456**	342	269
Travel and entertainment	**148**	127	164
Bank operations	**569**	411	875
Premises and equipment	**351**	271	247
Miscellaneous	**686**	239	465
Total non-interest expense	**$15,355**	$13,605	$23,756

Income Taxes

We recorded an income tax benefit of $3.5 million in the fourth quarter of 2003 attributable to the recognition of deferred tax assets related to the net operating loss carryforwards. The benefit or our deferred tax asset was recognized based on a detailed assessment indicating that it is more likely than not that the benefit of these net operating losses would be realized. Factors that were considered in our decision to record our income tax benefit were 2003 profitability, future projections of continued profitability and the completion of our common stock offering in December 2003. For more information, see "Critical Accounting Policies" earlier in this discussion. In addition, Footnote 9 to the Notes to Consolidated Financial Statements provides additional information with respect to the deferred tax accounts and the net operating loss carryforward.

Statements of Condition

Loans Receivable, Net

We have detailed policies and procedures that cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Our goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

Total loans receivable, net of fees, were $336.0 million at December 31, 2003, an increase of $86.9 million, or 34.9%, compared to December 31, 2002. We achieved growth in all our loan categories with the exception of our commercial and industrial loans. Commercial and industrial loans decreased $438,000 as a result of experiencing more loan payoffs than fundings in this loan category. In 2002, we established a separate retail lending group, creating competitive home equity products. In addition, we created a separate commercial real estate lending group that has allowed us to increase our loan production in this portion of our loan portfolio.

Loans receivable accounted for on a non-accrual basis at December 31, 2003 and December 31, 2002 were $390,000 and $917,000, respectively. Accruing loans, which are contractually past due 90 days or more as to principal or interest payments as of December 31, 2003 and December 31, 2002, were $4,000 and $59,000, respectively. There are no loans as of December 31, 2003 and December 31, 2002 included above which are "troubled debt restructurings" as defined in SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings.*

Interest income on non-accrual loans, if recognized, is recorded using the cash basis method of accounting. When a loan is placed on non-accrual, unpaid interest is reversed against interest income if it was accrued in the current year and is charged to the allowance for loan losses if it was accrued in prior years. While on non-accrual, the collection of interest is recorded as interest income only after all principal has been collected. When all past contractual obligations are collected and, in our opinion, the borrower has demonstrated the ability to remain current, the loan is returned to an accruing status. Gross interest income that would have been recorded if the nonaccrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for the years ended December 31, 2003 and 2002 were $39,000 and $37,000, respectively. The interest income realized prior to the loans being placed on nonaccrual status for the years ended December 31, 2003 and 2002 were $1,000 and $28,000, respectively.

Total loans receivable, net of fees, increased $48.2 million to $249.1 million at December 31, 2002, as compared to December 31, 2001. The strongest growth was in commercial real estate loans and residential real estate loans.

Loans receivable accounted for on a non-accrual basis at December 31, 2002 and 2001 were $917,000 and $361,000, respectively. Accruing loans, which are contractually past due 90 days or more as to principal or interest payments as of December 31, 2002 and 2001, were $59,000 and $566,000, respectively. There are no loans as of December 31, 2002 and 2001 included above which are "troubled debt restructurings" as defined in SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings.* Gross interest income that would have been recorded if the nonaccrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for 2002 and 2001 was $37,000 and $17,000, respectively. The interest income realized prior to the loans being placed on nonaccrual status for 2002 was $28,000.

Specific reserves of $21,500 were recorded in 2002 for one of the non-accrual loans. At December 31, 2002 the ratio of nonperforming loans to total loans was 0.39% as compared to 0.46% at December 31, 2001.

The following tables represent the characteristics of our loans receivable portfolio as of December 31, 2003, 2002, 2001, 2000 and 1999, additional information on nonperforming loans receivable, and information on loan maturities and interest rate sensitivity.

Table 9
Loans Receivable
(Dollars in thousands)

At December 31	2003		2002		2001		2000		1999	
Commercial and industrial	$ 57,854	17.21%	$ 58,292	23.40%	$ 57,665	28.71%	$ 49,646	32.22%	$22,558	33.10%
Real estate—commercial	139,725	41.56	116,135	46.63	87,116	43.37	57,083	37.05	19,780	29.03
Real estate—construction	42,243	12.57	5,781	2.32	6,397	3.18	4,088	2.65	870	1.28
Real estate—residential	42,495	12.64	31,808	12.77	14,469	7.20	17,729	11.51	11,851	17.39
Home equity lines	43,176	12.84	26,831	10.77	21,299	10.60	14,867	9.65	3,777	5.54
Consumer	10,690	3.18	10,235	4.11	13,941	6.94	10,665	6.92	9,311	13.66
Gross loans	$336,183	100.00%	$249,082	100.00%	$200,887	100.00%	$154,078	100.00%	$68,147	100.00%
Add: net deferred (fees) costs	(181)		24		24		193		20	
Less: allowance for loan losses	(4,344)		(3,372)		(3,104)		(1,900)		(726)	
Loans receivable, net	$331,658		$245,734		$197,807		$152,371		$67,441	

Table 10
Nonperforming Loans Receivable
(Dollars in thousands)

At December 31	2003	2002	2001	2000	1999
Nonaccruing loans	$390	$917	$361	$585	$—
Loans contractually past-due 90 days or more	4	59	566	2	—
Troubled debt restructurings	—	—	—	—	—
Total nonperforming loans receivable	$394	$976	$927	$587	$—

Table 11
Loan Maturities and Interest Rate Sensitivity
(Dollars in thousands)

At December 31, 2003	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and industrial	$145,776	$21,542	$30,080	$197,398
Residential	7,176	16,187	19,132	42,495
Home equity lines	43,176	—	—	43,176
Construction	37,704	4,539	—	42,243
Consumer	5,712	801	4,177	10,690
Total loans receivable	$239,544	$43,069	$53,389	$336,002
Fixed-rate loans		$32,943	$51,900	$ 84,843
Floating-rate loans		10,126	1,489	11,615
Total loans receivable		$43,069	$53,389	$ 96,458

Investment Securities

Our investment securities portfolio is used as a source of income and liquidity. Investment securities were $273.6 million at December 31, 2003, an increase of $109.9 million or 67.2%, compared to investment securities at December 31, 2002. Increases in the investment securities portfolio were a result of the strong deposit growth and increases in other borrowed funds.

During the third quarter of 2003, we transferred a portion of the available-for-sale investment securities portfolio to held-to-maturity. These securities are mostly pledged as collateral for Federal Home Loan Bank advances and our customer repurchase agreements. Of the $273.6 million investment portfolio, $142.9 million are classified as held-to-maturity and $130.8 million are classified as available-for-sale. We had no held-to-maturity investment securities at December 31, 2002 and 2001.

During the third quarter of 2003, we implemented a $25.0 million leverage strategy that allowed us to take advantage of the availability of low cost funds through advances from the Federal Home Loan Bank of Atlanta and purchase mortgage-backed investment securities. The impact of this strategy is an increase of approximately $100,000 in net interest income on a quarterly basis.

Investment securities available-for-sale increased to $163.7 million at December 31, 2002, compared to $34.1 million at December 31, 2001. Strong deposit growth and the proceeds of our two common stock offerings during 2002 made more funds available for investments. The portfolio yield decreased from 6.22% as of December 31, 2001 to 4.43% as of December 31, 2002 due to higher yielding investments having matured, been called or sold for a net realized gain and purchases of additional investments during 2002 yielding lower rates. During the second quarter of 2002, we experienced an impairment on an investment in a WorldCom bond that resulted in a charge to non-interest expense of $1.7 million.

The following table reflects the composition of the investment portfolio as of December 31, 2003, 2002, and 2001.

Table 12

Investment Securities

(Dollars in thousands)

At December 31, 2003, 2002 and 2001

Available-for-sale at December 31, 2003	Amortized Cost	Fair Value	Average Yield
Obligations of U.S. government-sponsored agencies and enterprises			
One to five years	$ 3,000	$ 3,016	3.92%
Five to ten years	2,000	1,986	4.23
After ten years	1,000	1,027	5.79
Total U.S. government agencies	$ 6,000	$ 6,029	4.33%
Mortgage-backed securities*			
Five to ten years	$ 15,615	$ 15,630	3.92%
After ten years	97,865	97,041	4.02
Total mortgage-backed securities	$113,480	$112,671	4.00%
Corporate bonds			
After ten years	$ 10,000	$ 9,995	2.41%
Total corporate bonds	$ 10,000	$ 9,995	2.41%
Treasury bonds			
One to five years	$ 2,047	$ 2,067	2.64%
Total treasury bonds	$ 2,047	$ 2,067	2.64%
Total investment securities available-for-sale	$131,527	$130,762	3.87%

**Based on contractual maturities.*

Held-to-maturity at December 31, 2003	Amortized Cost	Fair Value	Average Yield
Obligations of U.S. government-sponsored agencies and enterprises			
One to five years	$ 4,000	$ 3,951	3.39%
Five to ten years	9,993	9,884	4.65
After ten years	2,999	2,950	4.20
Total U.S. government agencies	$ 16,992	$ 16,785	4.27%
Mortgage-backed securities*			
Five to ten years	$ 9,476	$ 9,450	3.70%
After ten years	108,384	107,547	4.01
Total mortgage-backed securities	$117,860	$116,997	3.98%
Corporate bonds			
After ten years	$ 8,000	$ 7,848	4.21%
Total corporate bonds	$ 8,000	$ 7,848	4.21%
Total investment securities held-to-maturity	$142,852	$141,630	4.03%
Total investment securities	$274,379	$272,392	3.96%

Available-for-sale at December 31, 2002	Amortized Cost	Fair Value	Average Yield
Obligations of U.S. government-sponsored agencies and enterprises			
One to five years	$ 26,739	$ 26,988	3.47%
Five to ten years	12,048	12,048	3.68
Total U.S. government agencies	$ 38,787	$ 39,036	3.53%
Mortgage-backed securities*			
Within one year	$ 15,478	$ 15,750	3.61%
One to five years	70,552	72,342	4.82
Five to ten years	13,695	13,686	4.43
After ten years	15,301	15,301	5.20
Total mortgage-backed securities	$115,026	$117,079	4.66%
Corporate bonds			
After ten years	$ 5,000	$ 5,000	3.39%
Total corporate bonds	$ 5,000	$ 5,000	3.39%
Treasury bonds			
One to five years	$ 2,507	$ 2,550	2.67%
Total treasury bonds	$ 2,507	$ 2,550	2.67%
Total investment securities available-for-sale	$161,320	$163,665	4.33%

**Based on contractual maturities.*

Available-for-sale at December 31, 2001	Amortized Cost	Fair Value	Average Yield
Obligations of U.S. government-sponsored agencies and enterprises			
One to five years	$ 2,985	$ 2,950	4.15%
Five to ten years	1,516	1,508	4.67
Total U.S. government agencies	$ 4,501	$ 4,458	4.32%
Mortgage-backed securities*			
Within one year	$ 182	$ 183	2.55%
One to five years	11,456	11,383	5.22
Five to ten years	5,927	5,865	5.79
After ten years	4,965	4,926	5.96
Total mortgage-backed securities	$ 22,530	$ 22,357	5.51%
Corporate bonds			
One to five years	$ 6,154	$ 6,114	5.42%
Five to ten years	986	969	6.98
Total corporate bonds	$ 7,140	$ 7,083	5.64%
Treasury bonds			
One to five years	$ 250	$ 249	1.87%
Total treasury bonds	$ 250	$ 249	1.87%
Total investment securities available-for-sale	$ 34,421	$ 34,147	5.36%

**Based on contractual maturities.*

Deposits and Other Borrowed Funds

Total deposits were $474.1 million at December 31, 2003, an increase of $50.7 million, or 12.0%, compared to December 31, 2002. This growth is attributable to aggressive promotion of our products through advertising and direct mail in addition to three branch openings during 2003.

Other borrowed funds were $74.5 million at December 31, 2003, an increase of $72.5 million, compared to December 31, 2002. During the second quarter of 2003, we introduced a repurchase agreement program for those commercial customers that leave larger balances in their demand deposit accounts, allowing them to earn 0.75% on balances deposited in this program. Repurchase agreements at December 31, 2003 were $25.5 million. These funds were invested in investment securities, allowing us to increase our net interest income and improve our interest rate sensitivity position.

The remaining portion of other borrowed funds at December 31, 2003, were advances from the Federal Home Loan Bank of Atlanta. Due to interest rates on these advances being at their lowest levels in several years, we borrowed $47.0 million during the year ended December 31, 2003. These advances bear fixed interest rates ranging from 1.23% to 2.81% and have scheduled maturities from January 20, 2004 through July 14, 2008.

The following table reflects the short-term borrowings outstanding as of December 31, 2003.

Table 13

Short-Term Borrowings

(Dollars in thousands)

At December 31, 2003

Advance Date	Interest Rate	Term of Advance	Date Amount Due	Outstanding
Jan-03	1.63%	12 months	Jan-04	$ 2,000
Jan-03	1.72	12 months	Jan-04	2,000
Mar-03	1.54	12 months	Mar-04	1,000
Mar-03	1.65	12 months	Mar-04	2,000
Aug-03	1.31	5 months	Jan-04	2,000
Aug-03	1.36	6 months	Feb-04	2,000
Dec-03	1.23	12 months	Dec-04	5,000
	1.44%			$16,000
All other borrowed funds				$58,457
Total other borrowed funds				$74,457

Total deposits at December 31, 2002 were $423.5 million compared to $246.0 million at December 31, 2001, an increase of $177.5 million, or 72.1%. Other borrowed funds decreased $7.8 million to $2.0 million at December 31, 2002, compared to $9.8 million at December 31, 2001. During 2002, we paid off $7.8 million in Federal Home Loan Bank advances due to increased liquidity from deposit growth.

The following table reflects the maturities of the certificates of deposit of $100,000 or more as of December 31, 2003, 2002 and 2001.

Table 14

Certificates of Deposit of $100,000 or More

(Dollars in thousands)

At December 31	2003	2002	2001
Maturities:			
Three months or less	$ 19,467	$10,759	$ 9,531
Over three months through six months	11,463	8,716	8,046
Over six months through twelve months	38,107	15,523	16,855
Over twelve months	34,563	45,214	25,349
	$103,600	$80,212	$59,781

Business Segment Operations

We provide banking and non-banking financial services and products through our subsidiaries. Management operates and reports on the results of our operations through two business segments, commercial banking and investment services.

Commercial Banking

The commercial banking segment provides a wide range of banking services to small businesses and individuals through multiple delivery channels. Services offered include commercial and consumer lending, deposit products, and banking via the internet or telephone.

For the year ended December 31, 2003, the commercial banking segment recorded net income of $4.2 million, compared to a loss of $16,000 during the same period of 2002, an improvement of $4.2 million. The improvement in earnings is a result of increased net interest income, due to increased volume of earning assets, as well as an increase in non-interest income due to realized gains on investment securities available-for-sale, for this segment. In addition, the writedown of the bond impairment was recognized in this business segment during the second quarter of 2002. Also, a portion of the income tax benefit of $464,000 was recorded in this segment during the fourth quarter of 2003.

As of December 31, 2003, total assets were $630.4 million, loans receivable, net were $331.7 million and total deposits were $474.1 million. As of December 31, 2002, total assets were $483.1 million, loans receivable, net were $245.7 million and total deposits were $423.5 million.

For the year ended December 31, 2002, the commercial banking segment had a net loss of $16,000, compared to a net loss of $10.2 million for the year ended December 31, 2001. The decrease in the net loss for 2002 is a result of increased earning assets and lower operating expenses. The results for 2001 included both the amortization and impairment recognition in goodwill, while the results for 2002 did not include goodwill. Net interest income, as our primary source of revenue, for the years ended December 31, 2002 and 2001 were $10.6 million and $9.1 million, respectively.

As of December 31, 2002 and 2001, total assets were $483.1 million and $277.9 million, respectively. Loans receivable, net as of December 31, 2002 and 2001 were $245.7 million and $197.8 million, respectively. Total deposits as of December 31, 2002 and 2001 were $423.5 million and $246.0 million, respectively.

Investment Services

The investment services segment provides investment and financial services, through an affiliation with a third party broker-dealer. Operations for this segment began February 1, 1999.

For the year ended December 31, 2003, this segment reported a net income of $466,000, compared to a net loss of $205,000 for the same period of 2002, an improvement of $671,000. The increase in net income is mostly attributable to the income tax benefit of $443,000 recorded in this segment during the fourth quarter of 2003. Pretax income for year ended December 31, 2003 was $23,000. As of December 31, 2003, total assets were $776,000 and, at December 31, 2002, were $274,000.

For the years ended December 31, 2002 and 2001, the investment services segment reported net losses of $205,000 and $87,000, respectively. Investment fee income, as the primary source of revenue for this reporting segment, for the years ended December 31, 2002 and 2001 were $942,000 and $1.9 million, respectively. Investment fee income decreased during 2002 as compared to prior periods as a result of reduced transaction activity and decreased assets under management experienced during 2002. As of December 31, 2002 and 2001, total assets were $274,000 and $420,000, respectively.

Information pertaining to both business segments can be found in Footnote 15 to the Notes to Consolidated Financial Statements.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Our objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of a financial institution. The guidelines define capital as both Tier 1 (primarily common shareholders' equity, defined to include certain debt obligations) and Tier 2 (to include certain other debt obligations and a portion of the allowance for loan losses and 45% of unrealized gains in equity securities).

At December 31, 2003, shareholders' equity was $85.4 million compared to $40.7 million at December 31, 2002, an increase of $44.7 million. This increase in shareholders' equity was primarily driven by our completion of a secondary common stock offering that raised $41.7 million in capital in December 2003. In addition, we recorded net income to common shareholders of $5.7 million for the year ended December 31, 2003. These increases were offset by an unfavorable mark-to-market adjustment of $2.9 million in our investment securities available-for-sale portfolio. Book value per common share at December 31, 2003 was $4.80, compared to $3.37 at December 31, 2002. Tangible book value per common share at December 31, 2003 was $4.80, compared to $3.31 at December 31, 2002. At December 31, 2003, our tier 1 and total risk-based capital ratios were 19.7% and 20.7%, respectively. At December 31, 2002, our tier 1 and total risk-based capital ratios were 12.3% and 13.4%, respectively. Our regulatory capital levels for the bank and bank holding company exceed the minimum ratios established for well-capitalized institutions.

At December 31, 2002, shareholders' equity was $40.7 million compared to $20.6 million at December 31, 2001. The increase in shareholders' equity is the result of our second quarter 2002 rights and secondary common stock offerings, which raised $18.5 million in new capital. In addition, changes in unrealized gains on investment securities available-for-sale amounted to $2.6 million for the year ended December 31, 2002. The increases in common stock and other comprehensive income offset the preferred dividends paid and the net loss for 2002. Book value per common share as December 31, 2002 and 2001 was $3.37 and $3.21, respectively.

The following table shows the minimum capital requirement and our capital position at December 31, 2003, 2002, and 2001 for the consolidated bank holding company. Our regulatory capital levels for the bank and bank holding company meet those established for well-capitalized institutions.

Table 15
Capital Components
(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2003						
Total risk-based capital/Total capital to risk-weighted assets	$90,239	20.66%	$34,951 ≥	8.00%	$43,688 ≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	85,896	19.66%	17,475 ≥	4.00%	26,213 ≥	6.00%
Total risk-based capital/Total capital to average assets	85,896	15.45%	23,365 ≥	4.00%	29,206 ≥	5.00%
At December 31, 2002						
Total risk-based capital/Total capital to risk-weighted assets	$41,093	13.35%	$24,625 ≥	8.00%	$30,781 ≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	37,721	12.25%	12,313 ≥	4.00%	18,469 ≥	6.00%
Total risk-based capital/Total capital to average assets	37,721	8.97%	18,330 ≥	4.00%	15,391 ≥	5.00%
At December 31, 2001						
Total risk-based capital/Total capital to risk-weighted assets	$23,333	10.42%	$17,909 ≥	8.00%	$22,387 ≥	10.00%
Tier I capital/Tier I capital to risk-weighted assets	20,230	9.04%	8,955 ≥	4.00%	13,432 ≥	6.00%
Total risk-based capital/Total capital to average assets	20,230	8.57%	10,891 ≥	4.00%	13,614 ≥	5.00%

Liquidity

The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Stable core deposits and a strong capital position are the current components of a solid foundation for our liquidity position. In addition, the availability of regional and national wholesale funding sources including federal funds purchased, negotiable certificates of deposit, securities sold under agreements to repurchase, and borrowings from the Federal Home Loan Bank enhance our liquidity. Cash flows from operations, such as loan payments and payoffs are also a significant source of liquidity. We have a contingency plan that provides for continued monitoring of liquidity needs and available sources of liquidity. We believe we have the ability to meet our increased liquidity needs. Liquid assets, which include cash and due from banks, federal funds sold and investment securities available-for-sale, at December 31, 2003, totaled $143.8 million, or 22.6% of total assets. We have investment securities that are classified as held-to-maturity of $142.9 million at December 31, 2003. We have $177.5 million of our investment securities portfolio pledged as collateral for our other borrowed funds at December 31, 2003. Management is committed to maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth and fully comply with all regulatory requirements.

Contractual Obligations

We have entered into a number of long-term contractual obligations to support our ongoing activities. These contractual obligations will be funded through operating revenues and liquidity sources held or available to us. The required payments under such obligations were as follows:

Table 16
(Dollars in thousands)
At December 31, 2003

		Payments Due by Period			
	Total	Less than 1 Year	1–2 Years	3–5 Years	More than 5 Years
Certificates of deposit of $100,000 or more	$103,600	$69,037	$22,889	$11,674	$ —
Advances from the Federal Home Loan Bank of Atlanta	48,958	24,500	13,250	11,208	—
Operating lease obligations	12,400	1,962	4,091	5,538	809
Total	$164,958	$95,499	$40,230	$28,420	$809

Quarterly Data

The following table provides quarterly data for the years ended December 31, 2003 and 2002. Quarterly per share results may not calculate to the year end per share results due to rounding.

Table 17
(Dollars in thousands, except per share data)

Years ended December 31	2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 6,864	$6,179	$ 5,787	$ 5,772
Interest expense	2,432	2,341	2,343	2,313
Net interest income	4,432	3,838	3,444	3,459
Provision for loan losses	(399)	(356)	(166)	(80)
Net interest income after provision for loan losses	4,033	3,482	3,278	3,379
Non-interest income	833	971	1,049	976
Non-interest expense	4,148	3,684	3,658	3,865
Net income before income taxes	718	769	669	490
Income tax benefit	(3,508)	—	—	—
Net income	$ 4,226	$ 769	$ 669	$ 490
Dividends to preferred shareholders	123	124	124	124
Net income to common shareholders	$ 4,103	$ 645	$ 545	$ 366
Earnings per common share, basic	$ 0.38	$ 0.06	$ 0.05	$ 0.04
Earnings per common share, diluted	$ 0.37	$ 0.06	$ 0.05	$ 0.04

	2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 5,325	$5,484	$ 5,039	$ 4,394
Interest expense	2,544	2,643	2,379	2,020
Net interest income	2,781	2,841	2,660	2,374
Provision for loan losses	(310)	(95)	(39)	—
Net interest income after provision for loan losses	2,471	2,746	2,621	2,374
Non-interest income	971	634	551	708
Non-interest expense	3,234	2,951	4,400	3,020
Net income (loss) before income taxes	208	429	(1,228)	62
Provision for income taxes	—	—	—	—
Net income (loss)	$ 208	$ 429	$(1,228)	$ 62
Dividends to preferred shareholders	123	124	124	124
Net income (loss) to common shareholders	$ 85	$ 305	$(1,352)	$ (62)
Basic and diluted income (loss) per common share	$ 0.01	$ 0.03	$ (0.18)	$ (0.01)

The Board of Directors and Shareholders
Cardinal Financial Corporation and subsidiaries:

We have audited the accompanying consolidated statements of condition of Cardinal Financial Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

McLean, Virginia
January 14, 2004

December 31	2003	2002
(Dollars in thousands, except share data)		
Assets		
Cash and due from banks	$ 9,555	$ 27,465
Federal funds sold	3,528	35,906
Total cash and cash equivalents	13,083	63,371
Investment securities available-for-sale	130,762	163,665
Investment securities held-to-maturity	142,852	—
Total investment securities	273,614	163,665
Other investments	3,517	1,615
Loans receivable, net of fees	336,002	249,106
Allowance for loan losses	(4,344)	(3,372)
Loans receivable, net	331,658	245,734
Premises and equipment, net	6,707	4,942
Deferred tax asset	4,473	—
Goodwill	22	646
Accrued interest and other assets	3,174	6,350
Total assets	$636,248	$486,323
Liabilities and Shareholders' Equity		
Deposits	$474,129	$423,479
Other borrowed funds	74,457	2,000
Accrued interest and other liabilities	2,250	20,132
Total liabilities	550,836	445,611
Preferred stock, $1 par value, 10,000,000 shares authorized; Series A preferred stock, cumulative convertible, 1,364,062 and 1,364,684 shares outstanding in 2003 and 2002, respectively	1,364	1,365
Common stock, $1 par value, 50,000,000 shares authorized; 16,377,337 and 10,044,345 shares outstanding in 2003 and 2002, respectively	16,377	10,044
Additional paid-in capital	86,790	51,231
Accumulated deficit	(18,614)	(24,273)
Accumulated other comprehensive income (loss)	(505)	2,345
Total shareholders' equity	85,412	40,712
Total liabilities and shareholders' equity	$636,248	$486,323

See accompanying notes to consolidated financial statements.

Years ended December 31	2003	2002	2001
(In thousands, except per share data)			
Interest income:			
Loans receivable	$16,851	$14,798	$ 14,973
Federal funds sold	107	871	1,085
Investment securities available-for-sale	5,026	4,501	437
Investment securities held-to-maturity	2,483	—	—
Other investments	135	72	82
Total interest income	24,602	20,242	16,577
Interest expense:			
Deposits	8,656	9,364	7,027
Other borrowed funds	773	222	473
Total interest expense	9,429	9,586	7,500
Net interest income	15,173	10,656	9,077
Provision for loan losses	1,001	444	1,202
Net interest income after provision for loan losses	14,172	10,212	7,875
Non-interest income:			
Service charges on deposit accounts	631	511	398
Loan service charges	382	392	433
Investment fee income	785	940	1,941
Net gain on sales of loans	282	74	49
Net realized gain on investment securities available-for-sale	1,364	524	—
Net gain on sales of assets	—	39	18
Other income	385	384	318
Total non-interest income	3,829	2,864	3,157
Non-interest expense:			
Salary and benefits	6,726	5,715	7,731
Occupancy	1,559	972	1,263
Professional fees	1,113	1,011	705
Depreciation	1,030	736	804
Writedown on corporate bond	—	1,660	—
Amortization and writedown of intangibles	—	22	8,907
Other operating expenses	4,927	3,489	4,346
Total non-interest expense	15,355	13,605	23,756
Net income (loss) before income taxes	2,646	(529)	(12,724)
Income tax benefit	(3,508)	—	—
Net income (loss)	$ 6,154	$ (529)	$(12,724)
Dividends to preferred shareholders	495	495	503
Net income (loss) to common shareholders	$ 5,659	$(1,024)	$(13,227)
Earnings (loss) per common share—basic	$ 0.55	$ (0.13)	$ (3.11)
Earnings (loss) per common share—diluted	$ 0.54	$ (0.13)	$ (3.11)
Weighted-average common shares outstanding—basic	10,218	7,949	4,258
Weighted-average common shares outstanding—diluted	10,445	7,949	4,258

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31	2003	2002	2001
(Dollars in thousands)			
Net income (loss)	$ 6,154	$ (529)	$(12,724)
Other comprehensive income (loss):			
Unrealized gain (loss) on available-for-sale investment securities:			
Unrealized holding gain (loss) arising during the year, net of tax	(1,950)	3,143	(278)
Less: reclassification adjustment for gains included in net income (loss), net of tax	900	524	—
Comprehensive income (loss)	$ 3,304	$2,090	$(13,002)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2003, 2002 and 2001	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands)								
Balance, December 31, 2000	1,411	$1,411	4,253	$ 4,253	$38,466	$(10,022)	$ 4	$ 34,112
Issuance of stock awards	—	—	3	3	3	—	—	6
Stock options exercised	—	—	3	3	8	—	—	11
Dividends on preferred stock	—	—	—	—	—	(503)	—	(503)
Preferred stock converted to common stock	(46)	(46)	35	35	11	—	—	—
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	(278)	(278)
Net loss	—	—	—	—	—	(12,724)	—	(12,724)
Balance, December 31, 2001	1,365	$1,365	4,294	$ 4,294	$38,488	$(23,249)	$ (274)	$ 20,624
Rights offering shares issued	—	—	2,437	2,437	5,462	—	—	7,899
Public offering shares issued	—	—	3,313	3,313	7,281	—	—	10,594
Dividends on preferred stock	—	—	—	—	—	(495)	—	(495)
Change in unrealized gain (loss) on investment securities available-for-sale	—	—	—	—	—	—	2,619	2,619
Net loss	—	—	—	—	—	(529)	—	(529)
Balance, December 31, 2002	1,365	$1,365	10,044	$10,044	$51,231	$(24,273)	$ 2,345	$ 40,712
Stock options exercised	—	—	32	32	112	—	—	144
Preferred stock converted to common stock	(1)	(1)	1	1	—	—	—	—
Public offering shares issued	—	—	6,300	6,300	35,447	—	—	41,747
Dividends on preferred stock	—	—	—	—	—	(495)	—	(495)
Change in unrealized gain (loss) on investment securities available-for-sale, net of tax	—	—	—	—	—	—	(2,850)	(2,850)
Net income	—	—	—	—	—	6,154	—	6,154
Balance, December 31, 2003	**1,364**	**$1,364**	**16,377**	**$16,377**	**$86,790**	**$(18,614)**	**$ (505)**	**$ 85,412**

See accompanying notes to consolidated financial statements.

Years ended December 31	2003	2002	2001
(Dollars in thousands)			
Cash flows from operating activities:			
Net income (loss)	$ 6,154	$ (529)	$(12,724)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,030	736	804
Amortization and writedown of intangibles, premiums and discounts	2,137	1,120	8,960
Provision for loan losses	1,001	444	1,202
Originations of loans held for sale	(32,697)	(4,369)	(15,807)
Proceeds from the sale of loans held for sale	32,979	9,175	11,124
Writedown on corporate bond	—	1,660	—
Gain on sale of loans held for sale	(282)	(74)	(49)
Gain on sale of investment securities available-for-sale	(1,364)	(524)	—
Gain on sale of other assets	—	(39)	(18)
(Increase) decrease in accrued interest, other assets, goodwill and deferred tax asset	(673)	(4,924)	117
Increase (decrease) in accrued interest and other liabilities	(17,882)	17,020	834
Compensation related to stock awards	—	—	6
Net cash provided by (used in) operating activities	(9,597)	19,696	(5,551)
Cash flows from investing activities:			
Purchase of premises and equipment	(2,795)	(601)	(501)
Proceeds from sale of premises and equipment	—	—	28
Proceeds from sale, maturity and call of investment securities available-for-sale	97,614	42,034	4,500
Proceeds from sale of other investments	1,831	188	832
Purchase of investment securities available-for-sale	(266,571)	(197,255)	(34,101)
Purchase of investment securities held-to-maturity	(8,021)	—	—
Purchase of other investments	(3,733)	(535)	(587)
Redemptions of investment securities available-for-sale	41,805	25,564	2,111
Redemptions of investment securities held-to-maturity	21,340	—	—
Net increase in loans receivable	(86,664)	(47,808)	(46,458)
Net cash used in investing activities	(205,194)	(178,413)	(74,176)
Cash flows from financing activities:			
Net increase in deposits	50,650	177,455	82,653
Net increase (decrease) in other borrowed funds	25,499	(24)	(1,263)
Proceeds from FHLB advances—long term	59,000	1,000	3,800
Repayments from FHLB advances—long term	(12,042)	(8,800)	—
Proceeds from rights offering	—	7,899	—
Proceeds from public offering	41,747	10,594	—
Stock options exercised	144	—	11
Dividends on preferred stock	(495)	(495)	(503)
Net cash provided by financing activities	164,503	187,629	84,698
Net increase (decrease) in cash and cash equivalents	(50,288)	28,912	4,971
Cash and cash equivalents at beginning of year	63,371	34,459	29,488
Cash and cash equivalents at end of year	$ 13,083	$ 63,371	$ 34,459
Supplemental disclosure of cash flow information:			
Cash paid during year for interest	$ 9,380	$ 9,491	$ 7,538

See accompanying notes to consolidated financial statements.

(1) Organization

Cardinal Financial Corporation (the "Company") was incorporated November 24, 1997 under the laws of the Commonwealth of Virginia as a holding company whose activities consist of investment in its wholly-owned subsidiaries. In addition to Cardinal Bank, N.A., which began operations in 1998, the Company opened the following three subsidiaries in 1999, Cardinal *Wealth Services, Inc.* an investment subsidiary (as of February 1, 1999), Cardinal Bank—*Manassas/Prince William,* N.A. (as of July 26, 1999), and Cardinal Bank—*Dulles,* N.A. (as of August 2, 1999). On September 1, 2000, the Company completed its acquisition of Heritage Bancorp, Inc. and its banking subsidiary, The Heritage Bank, headquartered in McLean, Virginia. The Heritage Bank was renamed and became the Company's fourth banking subsidiary, Cardinal Bank—*Potomac.* On November 1, 2001, the Company consolidated two of its banking subsidiaries, Cardinal Bank—*Dulles,* N.A. and Cardinal Bank—*Potomac* into Cardinal Bank, N.A. On March 1, 2002, the Company consolidated Cardinal Bank—*Manassas/Prince William,* N.A. into Cardinal Bank, N.A., the Company's only remaining banking subsidiary.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to changes in the near term are the allowance for loan losses, the valuation of deferred tax assets, and the determination of impairment on investment securities.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(c) Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in cash, due from banks, and federal funds sold.

(d) Investment Securities

The Company classifies its debt and marketable equity securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. All other securities are classified as available-for-sale.

Held to maturity securities are held at cost. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of tax if applicable, on available-for-sale securities are reported in other comprehensive income (loss).

Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are deemed other than temporary are charged to earnings as realized losses, resulting in the establishment of a new cost basis for the security.

Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity. Prepayment of the mortgages securing the mortgage-backed securities may affect the maturity date and yield to maturity. The Company uses actual principal prepayment experience and estimates of future principal prepayments in calculating the yield necessary to apply the effective interest method.

(e) Loans Receivable and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, and net of the allowance for loan losses and any deferred fees or costs. Loan origination fees and certain direct origination costs are capitalized and amortized as an adjustment of the yield of the related loan.

Loans are placed in nonaccrual status when they are past-due 90 days as to either principal or interest or when, in the opinion of management, the collection of principal and interest is in doubt. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest or past-due less than 90 days, and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible. When cash payments are received, they are applied to principal first, then accrued interest. It is the Company's policy not to record interest income on nonaccrual loans until principal has become current.

The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

The allowance for loan losses is increased by provisions for loan losses and decreased by charge-offs (net of recoveries). Management's periodic determination of the allowance is based on the Company's past loan loss experience, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Management believes that the current allowance for loan losses is a reasonable estimate of known and inherent losses in the current loan portfolio.

(f) Premises and Equipment

Land is carried at cost. Premises, furniture, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of premises, furniture and equipment is computed using the straight-line method over their estimated useful lives from three to 10 years. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the improvements or the lease term, whichever is shorter.

(g) Goodwill and Other Intangibles

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is evaluated at least annually for impairment by comparing its fair value with its recorded amount and is written-down when appropriate. In 2003, the Company evaluated impairment of goodwill under SFAS No. 142. The evaluation of goodwill under this statement did not result in impairment of the goodwill for the year ended December 31, 2003. However, as discussed in Footnote 19, goodwill was reduced in 2003 as a result of the recognition of deferred tax assets associated with net operating loss carryforwards of an acquired entity.

(h) Investment Fee Income

Investment fee income represents commissions paid by customers of Cardinal *Wealth Services, Inc.* for investment transactions. Fees are recognized in income as they are earned.

(i) Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(j) Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the periods. Diluted earnings per share reflects the impact of dilutive potential common shares that would have been outstanding if common stock equivalents had been issued, as well as any adjustment to income that would result from the assumed issuance. Common stock equivalents that may be issued by the Company relate solely to outstanding stock options, and the dilutive potential common shares resulting from outstanding stock options are determined using the treasury stock method. Common stock equivalents outstanding at December 31, 2002 and 2001 were antidilutive and consequently, not included in the loss per common share calculation.

(k) Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant.

(l) Stock Based Compensation

At December 31, 2003, the Company had two stock-based employee compensation plans, which are described more fully in Footnote 14. As permitted under SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* which amended SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation arrangement as defined by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including *Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation,* an interpretation of APB No. 25. The following table illustrates the effect on net income (loss) and earnings (loss) per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(Dollars in thousands, except per share data)

Years ended December 31	2003	2002	2001
Net income (loss) to common shareholders as reported	$5,659	$(1,024)	$(13,227)
Deduct:			
Total stock based employee compensation expense determined under fair value-based method for all awards	(547)	(265)	(138)
Pro forma net income (loss)	$5,112	$(1,289)	$(13,365)
Earnings (loss) per common share:			
Basic—as reported	$ 0.55	$ (0.13)	$ (3.11)
Basic—pro forma	0.50	(0.16)	(3.14)
Diluted—as reported	0.54	(0.13)	(3.11)
Diluted—pro forma	0.49	(0.16)	(3.14)

The weighted-average per share fair values of grants made in 2003, 2002 and 2001 were $2.13, $2.12 and $2.04, respectively. The fair values of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2003	2002	2001
Estimated option life	10 years	10 years	10 years
Risk-free interest rate	3.98%	4.25%	4.90%
Expected volatility	11.8%	20.4%	36.3%
Expected dividend yield	0.00%	0.00%	0.00%

(m) Reclassifications

Certain amounts for 2002 and 2001 have been reclassified to conform to the presentation for 2003.

(3) Investment Securities and Other Investments

The fair value and amortized cost of investment securities at December 31, 2003 and 2002 are shown below.

	2003			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities Available-for-Sale				
Obligations of U.S. government-sponsored agencies and enterprises	$ 6,000	$ 66	$ (37)	$ 6,029
Mortgage-backed securities	113,480	304	(1,113)	112,671
Corporate bonds	10,000	—	(5)	9,995
Treasury bonds	2,047	20	—	2,067
Total	$131,527	$ 390	$(1,155)	$130,762
Investment Securities Held-to-Maturity				
Obligations of U.S. government-sponsored agencies and enterprises	$ 16,992	$ 9	$ (216)	$ 16,785
Mortgage-backed securities	117,860	266	(1,129)	116,997
Corporate bonds	8,000	—	(152)	7,848
Total	$142,852	$ 275	$(1,497)	$141,630

	2002			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities Available-for-Sale				
Obligations of U.S. government-sponsored agencies and enterprises	$ 38,787	$ 249	$ —	$ 39,036
Mortgage-backed securities	115,026	2,080	(27)	117,079
Corporate bonds	5,000	—	—	5,000
Treasury bonds	2,507	43	—	2,550
Total	$161,320	$2,372	$ (27)	$163,665

The fair value and amortized cost of available-for-sale securities by contractual maturity at December 31, 2003 is shown below. Expected maturities may differ from contractual maturities because many issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
After 1 year but within 5 years	$ 5,047	$ 5,083	$ 4,000	$ 3,951
After 5 years but within 10 years	2,000	1,986	9,993	9,884
After 10 years	11,000	11,022	10,999	10,798
Mortgage-backed securities	113,480	112,671	117,860	116,997
Total	$131,527	$130,762	$142,852	$141,630

For the years ended December 31, 2003, 2002 and 2001, proceeds from sales of investment securities available-for-sale amounted to $68.9 million, $31.3 million, and $0, respectively. Gross realized gains in 2003 and 2002 amounted to $1.4 million and $544,000, respectively. There were no realized gains during 2001. Gross realized losses during 2003, 2002 and 2001 amounted to $0, $20,000, and $0, respectively.

The table below shows the Company's investment securities' gross unrealized losses and their fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Investment Securities Available-for-sale						
Obligations of U.S. government-sponsored agencies and enterprises	$ 963	$ (37)	$ —	$—	$ 963	$ (37)
Mortgage-backed securities	64,283	(1,079)	1,624	(34)	65,907	(1,113)
Corporate bonds	1,995	(5)	—	—	1,995	(5)
Total temporarily impaired securities	$67,241	$(1,121)	$1,624	$(34)	$68,865	$(1,155)

	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Investment Securities Held-to-maturity						
Obligations of U.S. government-sponsored agencies and enterprises	$ 9,783	$ (216)	$ —	$—	$ 9,783	$ (216)
Mortgage-backed securities	79,881	(1,129)	—	—	79,881	(1,129)
Corporate bonds	5,848	(152)	—	—	5,848	(152)
Total temporarily impaired securities	$95,512	$(1,497)	$ —	$—	$95,512	$(1,497)

Investment securities with unrealized losses are all investment grade and are a result of the economic environment of 2003. Investment securities with unrealized losses have interest rates that are less than the current interest rate environment and not a result of impairment. Mortgage-backed investment securities, which reflect most of the unrealized losses in the investment securities portfolio, are mostly comprised of bonds issued by the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Government National Mortgage Association (GNMA), and are supported by pools of residential mortgage loans.

Investment securities that were pledged to secure other borrowed funds at December 31, 2003 and 2002 had fair values of $177.5 million and $20.0 million, respectively. At December 31, 2003 and 2002, investment securities that were pledged to secure FHLB advances were $58.6 million and $0, respectively. Investment securities that were pledged to secure repurchase agreements at December 31, 2003 and 2002 were $102.4 million, and $0, respectively. Investment securities that were pledged to secure debtor in possession deposit accounts and treasury, tax and loan payments at December 31, 2003 and 2002 were $5.0 million and $2.5 million, respectively. At December 31, 2003, the Company had identified and pledged $11.5 million in investment securities for possible future FHLB advances.

During the third quarter of 2003, we transferred $157.8 million in available-for-sale investment securities to held-to-maturity. The unrealized gains of $322,000 associated with these securities at the date they were transferred to held-to-maturity will be amortized as an adjustment to the yield of the investment securities portfolio over the remaining contractual life of the securities. These securities are mostly pledged as collateral for Federal Home Loan Bank advances and our customer repurchase agreements.

Other investments at December 31, 2003 include $1.0 million of Federal Reserve Bank stock, $2.4 million of Federal Home Loan Bank stock, and $63,000 of Community Bankers' Bank stock. As members of the Federal Reserve Bank of Richmond and Federal Home Loan Bank of Atlanta, the Company's banking subsidiaries are required to hold stock in these entities. Stock membership in Community Bankers' Bank allows the Company to participate in loan purchases or sales including participations. These investments are carried at cost since no active trading markets exist.

(4) Loans Receivable

The loan portfolio at December 31, 2003 and 2002 consists of the following:

(Dollars in thousands)	2003	2002
Commercial and industrial	**$ 57,854**	$ 58,292
Real estate—commercial	**139,725**	116,135
Real estate—construction	**42,243**	5,781
Real estate—residential	**42,495**	31,808
Home equity lines	**43,176**	26,831
Consumer	**10,690**	10,235
	336,183	249,082
Net deferred (fees) costs	**(181)**	24
Loans receivable, net of fees	**336,002**	249,106
Allowance for loan losses	**(4,344)**	(3,372)
Loans receivable, net	**$331,658**	$245,734

Most of the Company's loans, commitments and standby letters of credit have been granted to customers located in the Washington, D.C. metropolitan area. The concentrations of credit by type of loan are set forth above. As a matter of regulatory restriction, the Company's banking subsidiary limits the amount of credit extended to any single borrower or group of related borrowers.

An analysis of the change in the allowance for loan losses follows:

(Dollars in thousands)	2003	2002	2001
Balance, beginning of year	**$3,372**	$3,104	$1,900
Provision for loan losses	**1,001**	444	1,202
Transfer to liability on unfunded commitments	**—**	(74)	—
Loans charged off	**(80)**	(117)	—
Recoveries	**51**	15	2
Balance, end of year	**$4,344**	$3,372	$3,104

At December 31, 2003 and 2002, the Company had impaired loans of $390,000 and $917,000, respectively, which were on nonaccrual status. These impairments had valuation allowances of $166,000 and $480,000 as of December 31, 2003 and 2002, respectively. The average balance of impaired loans was $654,000, $568,000 and $207,000 for 2003, 2002 and 2001, respectively. The Company recorded no interest income on impaired loans. Interest income that would have been recorded had these loans been performing would have been $39,000 for 2003, $37,000 for 2002 and $17,000 for 2001.

(5) Premises and Equipment

Components of premises and equipment at December 31, 2003 and 2002 were as follows:

(Dollars in thousands)	2003	2002
Land	$ 1,024	$ 197
Building	1,472	789
Furniture and equipment	5,322	4,304
Leasehold improvements	2,618	2,351
Total cost	10,436	7,641
Less accumulated depreciation and amortization	3,729	2,699
Premises and equipment, net	$ 6,707	$4,942

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $1.0 million, $736,000 and $804,000, respectively.

The Company has entered into leases for office space over various terms. The leases are subject to annual increases as well as allocations of real estate taxes and certain operating expenses.

Minimum future rental payments under the noncancelable operating leases, as of December 31, 2003 for each of the next five years and in the aggregate, are as follows:

(Dollars in thousands) Year ending December 31	Amount
2004	$ 1,962
2005	2,050
2006	2,041
2007	2,151
2008	1,931
Thereafter	2,265
	$12,400

The total rent expense was $1.9 million, $1.3 million and $1.3 million in 2003, 2002 and 2001, respectively.

The Company has entered into contracts as sublessor for excess office space. Future minimum lease payment receivables under noncancellable leasing arrangements as of December 31, 2003 for each of the next five years and in the aggregate, are as follows:

(Dollars in thousands) Year ending December 31	Amount
2004	$ 322
2005	289
2006	274
2007	181
2008	142
Thereafter	570
	$1,778

The total rent income was $453,000, $409,000 and $110,000 in 2003, 2002 and 2001, respectively.

(6) Deposits

Deposits consist of the following at December 31, 2003 and 2002:

(Dollars in thousands)	2003	2002
Demand deposits	$ 70,998	$ 72,962
Interest checking	152,656	146,041
Money market and statement savings	30,139	31,078
Certificates of deposit	220,336	173,398
	$474,129	$423,479

Interest expense by deposit categories is as follows:

(Dollars in thousands)	2003	2002	2001
Interest checking	$2,375	$3,073	$ 370
Money market and statement savings	243	577	869
Certificates of deposit	6,038	5,714	5,788
	$8,656	$9,364	$7,027

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $103.6 million and $80.2 million at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)	
2004	$136,838
2005	39,685
2006	14,491
2007	16,691
2008 and thereafter	12,631
	$220,336

(7) Other Borrowed Funds

The Company has fixed rate advances from the Federal Home Loan Bank of Atlanta (FHLB) of $44.0 million at December 31, 2003. These advances mature through 2008 and have interest rates ranging from 1.31% to 2.81%. At December 31, 2002, the Company had $2.0 million in advances from the Federal Home Loan Bank of Atlanta with maturities through 2003 and interest rates ranging from 1.96% to 3.70%.

The Company has a floating rate advance from the Federal Home Loan Bank of Atlanta of $5.0 million at December 31, 2003, which matures in 2004. The floating rate is based on the three month London Interbank Offer Rate (LIBOR). At December 31, 2003, the interest rate on the floating rate advance was 1.23%. The Company had no floating rate advances at December 31, 2002.

The contractual maturities of the fixed and floating rate advances are as follows:

(Dollars in thousands)

At December 31, 2003

Type of Advance	Interest Rate	Term of Advance	Date Due	Amount Outstanding
Fixed Rate Credit	1.31%	5 months	Jan-04	$ 2,000
Fixed Rate Credit	1.63	12 months	Jan-04	2,000
Fixed Rate Credit	1.72	12 months	Jan-04	2,000
Fixed Rate Credit	1.36	6 months	Feb-04	2,000
Fixed Rate Credit	1.54	12 months	Mar-04	1,000
Fixed Rate Credit	1.65	12 months	Mar-04	2,000
Fixed Rate Credit	1.81	18 months	Jul-04	2,000
Fixed Rate Credit	1.96	18 months	Jul-04	2,000
Fixed Rate Credit	1.77	18 months	Sep-04	1,000
Fixed Rate Credit	1.86	18 months	Sep-04	1,000
Adjustable Rate Credit	1.23	12 months	Dec-04	5,000
Fixed Rate Credit	1.82	24 months	Mar-05	1,000
Fixed Rate Credit	2.33	36 months	Mar-06	1,000
Fixed Rate Credit	2.07	36 months	Jul-06	6,250
Fixed Rate Credit	2.81	48 months	Mar-07	1,000
Fixed Rate Credit	2.63	48 months	Jul-07	6,250
Principal Reducing Fixed Rate Credit	2.29	60 months	Jul-08	11,458
Total advances from FHLB	1.98%			$48,958

At December 31, 2002

Type of Advance	Interest Rate	Term of Advance	Date Due	Amount Outstanding
Fixed Rate Credit	1.96%	6 months	Apr-03	$1,000
Fixed Rate Credit	3.70	24 months	Sep-03	1,000
Total advances from FHLB	2.83%			$2,000

The average balances of FHLB advances for the years ended December 31, 2003 and 2002 were $33.5 million and $5.6 million, respectively. The maximum amount outstanding at any month-end during the years ended December 31, 2003 and 2002 was $56.8 million and $9.8 million, respectively. Total interest expense on FHLB advances for the years ended December 31, 2003, 2002 and 2001 was $654,000, $222,000, and $448,000, respectively.

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company is required to provide additional collateral based on the fair value of the underlying securities.

At December 31, 2003 and 2002 the Company had repurchase agreements of $25.5 million and $0, respectively. The interest rate of the repurchase agreements at December 31, 2003 was 0.75%. The average balances of the repurchase agreements for 2003 and 2002 were $9.2 million and $0, respectively, and the maximum amount outstanding at any month-end during 2003 and 2002 were $26.1 million and $1.6 million, respectively. Interest expense on repurchase agreements for 2003, 2002 and 2001 was $72,000, $0, $25,000, respectively.

Occasionally, the Company purchases fed funds. At December 31, 2003 and 2002, the Company had no outstanding purchases in fed funds. Interest expense related to fed funds purchased as of December 31, 2003 was $47,000. There was no interest expense as of December 31, 2002 and 2001.

(8) Preferred Stock

In connection with the acquisition of Heritage Bancorp, Inc. on September 1, 2000, the Company issued 1,411,268 shares of 7.25% Cumulative Convertible Preferred Stock, Series A. Shares of the Preferred Stock outstanding at December 31, 2003 and 2002 were 1,364,062 and 1,364,684, respectively. The Series A Preferred Stock has a par value of $1.00 per share and a liquidation preference of $5.00 per share. It is automatically converted into the Company's common stock if the common stock trades at a price above $8.65 for 20 consecutive trading days beginning at anytime on or after March 1, 2004. Dividends on the Series A Preferred Stock are payable quarterly for a cumulative annual dividend of $0.3625 or 7.25% of the $5.00 liquidation amount, before any dividend is paid on any Cardinal common stock. Holders of Series A Preferred Stock have the right to convert one share of Series A Preferred Stock for 0.75 shares of Cardinal common stock at any time. Holders of Series A Preferred Stock are not entitled to receive notice of, or to participate in, or to vote on any matter at any meeting of the shareholders, except to the extent that they are afforded a vote by the laws of the Commonwealth of Virginia in existence at the time any matter requiring such a vote shall arise. Notwithstanding the lack of voting rights, under Sections 13.1-707 and 708 of the Virginia Stock Corporation Act, the holders of the Series A Preferred Stock are entitled to notice of any meeting of the shareholders considering an amendment to our Articles of Incorporation relating to any of the matters described in Section 13.1-708 of the Virginia Stock Corporation Act and to vote as a class.

(9) Income Taxes

The Company and its subsidiaries file consolidated tax returns on a calendar-year basis. The Company recorded an income tax benefit of $3.5 million during the year ended December 31, 2003 and had no provision for current and deferred income taxes for the years ended December 31, 2002 and 2001.

The provision for income tax expense (benefit) is reconciled to the amount computed by applying the federal corporate tax rate to income before taxes and is as follows:

(Dollars in thousands)	2003	2002	2001
Income tax expense (benefit) at federal corporate rate	$ 900	$(180)	$(4,326)
Nondeductible expenses	7	7	2,998
Change in valuation allowance	(4,415)	173	1,328
	$(3,508)	$ —	$ —

The tax benefits of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following:

(Dollars in thousands)	2003	2002
Deferred tax assets:		
Bad debts	$1,391	$ 1,047
Organization and other costs	—	19
Net operating loss carryforwards	3,606	4,401
Unrealized (gains) losses on investment securities available-for-sale	260	(797)
Other	126	157
Total gross deferred assets	5,383	4,827
Less valuation allowance	(668)	(4,553)
Net deferred tax assets	4,715	274
Deferred tax liabilities:		
Prepaid expenses	(51)	(19)
Depreciation	(121)	(134)
Loan origination costs	(70)	(121)
Total gross deferred tax liabilities	(242)	(274)
Net deferred tax asset	$4,473	$ —

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. When substantial uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset is reduced by a valuation allowance. A valuation allowance in the amount of $668,000 at December 31, 2003 has been established for deferred tax assets. This valuation allowance relates primarily to the state portion of the net operating losses for the Parent Company and Cardinal Wealth Services, Inc. as realization is dependent upon generating future taxable income within those entities.

The Company has net operating loss carryforwards of $9.2 million at December 31, 2003, which are available to offset tax payments on future taxable income. The Company's net operating loss carryforwards expire as follows: $1.4 million in 2019, $5.1 million in 2020, and $2.7 million in 2021.

(10) Regulatory Matters

The Company's banking subsidiary, Cardinal Bank, N.A. (the "Bank"), as a national bank, is subject to the dividend restrictions established by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. At December 31, 2003, there were no earnings against which dividends could be paid.

The Bank is required to maintain a minimum average reserve balance with the Federal Reserve Bank. The average amount of the required reserve was $1.9 million for 2003. As members of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6 percent of the Bank's capital and surplus. The Bank is required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the regulators to stratify institutions into five quality tiers based upon their relative capital strengths and to increase progressively the degree of regulation over the weaker institutions, limits the pass through deposit insurance treatment of certain types of accounts, adopts a "truth in savings" program, calls for the adoption of risk-based premiums on deposit insurance and requires the Bank to observe insider credit underwriting products no less strict than those applied to comparable noninsider transactions.

At December 31, 2003 and 2002, the Company and the Bank met all regulatory capital requirements. The key measures of capital are: (1) total capital (Tier I capital plus the allowance for loan losses up to certain limitations) as a percent of total risk-weighted assets, (2) Tier I capital (as defined) as a percent of total risk-weighted assets (as defined), and (3) Tier I capital (as defined) as a percent of total assets (as defined).

At December 31, 2003	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$90,239	20.66%	$34,951 ≥	8.00%	$43,688 ≥	10.00%
Tier I capital to risk-weighted assets	85,896	19.66%	17,475 ≥	4.00%	26,213 ≥	6.00%
Tier I capital to average assets	85,896	15.45%	23,365 ≥	4.00%	29,206 ≥	5.00%

At December 31, 2002	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$41,093	13.35%	$24,625 ≥	8.00%	$30,781 ≥	10.00%
Tier I capital to risk-weighted assets	37,721	12.25%	12,313 ≥	4.00%	18,469 ≥	6.00%
Tier I capital to average assets	37,721	8.97%	18,330 ≥	4.00%	15,391 ≥	5.00%

(11) Related-Party Transactions

Officers, directors, employees and their related business interests are loan customers in the ordinary course of business. In management's opinion, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with other persons and do not involve more than normal risk of collectibility or present other unfavorable features.

Analysis of activity for loans to related parties is as follows:

(Dollars in thousands)	2003	2002
Balance, beginning of year	$ 4,752	$2,727
New loans	2,242	2,177
Loans paid off or paid down	(2,503)	(152)
Balance, end of year	$ 4,491	$4,752

(12) Earnings (Loss) Per Common Share

The following is the calculation of basic and diluted earnings (loss) per common share. Because the Company had net losses in 2002 and 2001, outstanding stock options had an anti-dilutive effect and, therefore, were excluded from the loss per common share calculation for those years.

At December 31, 2003, the dilutive potential common shares resulting from outstanding stock options added to the weighted-average shares for the diluted earnings per common share calculation were 227,000. At December 31, 2003, 9,000 outstanding stock options were excluded from the weighted-average shares outstanding for the diluted earnings per share calculation as these stock options have exercise prices that were greater than the average market price of the Company's common stock for the year ended December 31, 2003.

(Dollars and shares in thousands)	2003	2002	2001
Net income (loss)	$ 6,154	$ (529)	$(12,724)
Dividends to preferred shareholders	495	495	503
Net income (loss) to common shareholders	$ 5,659	$(1,024)	$(13,227)
Weighted-average shares for basic	10,218	7,949	4,258
Weighted-average shares for diluted	10,445	7,949	4,258
Basic earnings (loss) per common share	$ 0.55	$ (0.13)	$ (3.11)
Diluted earnings (loss) per common share	$ 0.54	$ (0.13)	$ (3.11)

(13) Employee Benefit Plan

The Company established a 401(k) plan in January 1998 for all eligible employees. The Company began to match a portion of employee contributions beginning January 1, 1999. The Company's match for December 31, 2003, 2002 and 2001 was $106,000, $102,000, and $118,000, respectively.

(14) Director and Employee Stock Compensation Plans

In 1998, the Company adopted a stock option plan (the "Plan") pursuant to which the Company may grant stock options to employees and members of the Company's and its subsidiaries' Boards of Directors. 625,000 options to purchase shares of the Company's common stock are authorized under this plan as of December 31, 2003.

In 1999, the Company granted stock awards to an employee. These awards became fully vested in 2001. For the years ended December 31, 2003, 2002 and 2001, the Company recognized $0, $0, and $6,000, respectively, in compensation expense related to the stock awards.

During 2002, the shareholders approved the Company's 2002 Equity Compensation Plan (the "Equity Plan"). The Equity Plan authorizes the granting of options, which may either be incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, phantom stock awards and performance share awards to directors, eligible officers and key employees of the Company. The Equity Plan authorizes the issuance of options and other equity instruments equivalent to 700,000 shares of the outstanding shares of common stock plus shares of common stock issuable upon conversion of the Company's outstanding Series A Preferred Stock.

Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Director stock options have 10-year terms and vest and become fully exercisable immediately. Certain employee stock options have 10-year terms and vest and become fully exercisable after three years. Other employee stock options have 10-year terms and vest and become fully exercisable in 20% increments beginning as of the grant date. Stock options granted to new employees of the Company have 10-year terms and vest and become fully exercisable in 20% increments beginning after their first year of vesting.

Stock option activity during the years indicated is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 2000	325,212	$5.74
Granted	130,740	4.07
Exercised	(2,809)	3.75
Forfeited	(85,115)	5.77
Expired	—	—
Balance at December 31, 2001	368,028	$5.23
Granted	265,530	3.27
Exercised	—	—
Forfeited	(90,665)	5.48
Expired	—	—
Balance at December 31, 2002	542,893	$4.22
Granted	376,000	5.07
Exercised	(32,523)	4.44
Forfeited	(38,933)	4.90
Expired	—	—
Balance at December 31, 2003	**847,437**	**$4.22**

Information pertaining to stock options outstanding at December 31, 2003 and 2002 is as follows:

December 31, 2003

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.41–$3.56	305,999	7.8 years	$3.27	163,455	$3.36
$3.95–$5.50	415,241	8.8 years	4.86	128,211	4.83
$6.38–$7.25	126,197	6.1 years	6.79	103,447	6.77
Outstanding at year end	847,437	8.0 years	$4.57	395,113	$4.73

December 31, 2002

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 2.41–$ 3.56	333,365	8.4 years	$ 3.27	143,585	$ 3.29
$ 3.95–$ 5.50	103,690	7.9 years	4.68	30,211	4.22
$ 6.38–$ 7.00	105,088	6.4 years	6.77	105,088	6.77
$10.00–$10.00	750	5.9 years	10.00	750	10.00
Outstanding at year end	542,893	8.0 years	$ 4.22	279,634	$ 4.71

At December 31, 2003 and 2002, additional shares available for grant under both stock option plans were 477,563 and 72,039, respectively.

(15) Segment Reporting

The Company operates and reports in two business segments, commercial banking and investment advisory services. The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment also provides customers with several choices of deposit products including demand deposit accounts, savings accounts and certificates of deposit. The investment advisory services segment provides advisory services to businesses and individuals including financial planning and retirement/estate planning.

Information about reportable segments, and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 follows:

	December 31, 2003				
(Dollars in thousands)	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
Net interest income	$ 15,077	$ —	$ 96	$ —	$ 15,173
Provision for loan losses	1,001	—	—	—	1,001
Non-interest income	2,954	843	32	—	3,829
Non-interest expense	13,265	820	1,270	—	15,355
Income tax benefit	(464)	(443)	(2,601)	—	(3,508)
Net income	$ 4,229	$ 466	$ 1,459	$ —	$ 6,154
Total assets	$630,415	$ 776	$85,960	$(80,903)	$636,248

	December 31, 2002				
(Dollars in thousands)	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
Net interest income	$ 10,575	$ —	$ 81	$ —	$ 10,656
Provision for loan losses	444	—	—	—	444
Non-interest income	1,848	942	74	—	2,864
Non-interest expense	11,995	1,147	463	—	13,605
Net loss	$ (16)	$ (205)	$ (308)	$ —	$ (529)
Total assets	$483,135	$ 274	$41,159	$(38,245)	$486,323

	December 31, 2001				
(Dollars in thousands)	Commercial Banking	Investment Advisory	Other	Intersegment Elimination	Consolidated
Net interest income	$ 9,051	$ —	$ 26	$ —	$ 9,077
Provision for loan losses	1,202	—	—	—	1,202
Non-interest income	1,167	1,947	43	—	3,157
Non-interest expense	19,177	2,034	2,545	—	23,756
Net loss	$ (10,161)	$ (87)	$ (2,476)	$ —	$ (12,724)
Total assets	$277,930	$ 420	$23,228	$(21,994)	$279,584

The Company does not have operating segments other than those reported. Parent Company financial information is included in the Other category and represents the overhead function rather than an operating segment.

(16) Financial Instruments with Off Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. All standby letters of credit outstanding at December 31, 2003 are collateralized.

Those instruments represent obligations of the Company to extend credit or guarantee borrowings; and therefore, are not recorded on the consolidated statements of financial condition. The rates and terms of these instruments are competitive with others in the market in which the Company operates. Almost all of these instruments as of December 31, 2003 have floating rates, thereby significantly mitigating the market risk.

Those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments.

(Dollars in thousands)

Financial instruments whose contract amounts represent potential credit risk:	2003	2002
Commitments to extend credit	$111,182	$66,767
Standby letters of credit	3,330	1,610

The Company had recorded no liability associated with standby letters of credit at December 31, 2003 as such amounts were immaterial.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include deposits held by the Company, marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

(17) Disclosures of Fair Value of Financial Instruments

The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management at the valuation date. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and management's evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts the Company would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and that, because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

Fair Value of Financial Instruments
The following summarizes the significant methodologies and assumptions used in estimating the fair values presented in the accompanying table.

Cash and Cash Equivalents
The carrying amount of cash and cash equivalents is used as a reasonable estimate of fair value.

Investment Securities and Other Investments
Fair values for investment securities are based on quoted market prices or prices quoted for similar financial instruments. Fair value for other investments is estimated at their cost since no active trading markets exist.

Loans Receivable, Net
In order to determine the fair market value for loans receivable, the loan portfolio was segmented based on loan type, credit quality and maturities. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on current carrying amounts. The fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits
The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair value at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on CDs to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Funds
The fair value of other borrowed funds is estimated using a discounted cash flow calculation that applies interest rates currently available with similar terms.

Commitments
The fair value of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance and other covenants or requirements. These commitments generally have fixed expiration dates expiring within one year. Many commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of these instruments are competitive with others in the market in which the Company operates. The carrying amounts are reasonable estimates of the fair value of these financial instruments. The carrying amounts of these instruments are zero at December 31, 2003 and 2002.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Fair value of financial instruments as of December 31, 2003 and 2002:

	December 31, 2003	
(Dollars in thousands)	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 13,083	$ 13,083
Investment securities and other investments	277,131	275,909
Loans receivable, net	331,658	327,087
Accrued interest receivable	2,082	2,082
Financial liabilities:		
Demand deposits	$ 70,998	$ 70,998
Interest checking	152,656	152,656
Money market and statement savings	30,139	30,139
Certificates of deposit	220,336	227,871
Other borrowed funds	74,457	73,967
Accrued interest payable	164	164

	December 31, 2002	
(Dollars in thousands)	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 63,371	$ 63,371
Investment securities and other investments	165,280	165,280
Loans receivable, net	245,734	257,480
Accrued interest receivable	1,523	1,523
Financial liabilities:		
Demand deposits	$ 72,962	$ 72,962
Interest checking	146,041	146,041
Money market and statement savings	31,078	31,078
Certificates of deposit	173,398	178,360
Other borrowed funds	2,000	2,000
Accrued interest payable	107	107

(18) Parent Company Only Financial Statements

The Cardinal Financial Corporation (Parent Company only) condensed financial statements are as follows:

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CONDITION

December 31	2003	2002
(Dollars in thousands)		
Assets		
Cash and cash equivalents	$45,516	$ 5,989
Other investments	63	63
Investment in subsidiaries	35,318	32,472
Premises and equipment, net	1,552	1,825
Goodwill	22	646
Other assets	3,489	164
Total assets	$85,960	$41,159
Liabilities and Shareholders' Equity		
Total liabilities	$ 548	$ 447
Total shareholders' equity	$85,412	$40,712
Total liabilities and shareholders' equity	$85,960	$41,159

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS

Years ended December 31	2003	2002	2001
(Dollars in thousands)			
Income:			
Interest income	$ 96	$ 81	$ 26
Other income	32	74	43
Total income	128	155	69
Expense—General and administrative	1,270	463	2,545
Net loss before income taxes and equity in undistributed earnings of subsidiaries	(1,142)	(308)	(2,476)
Income tax benefit	(2,601)	—	—
Equity in undistributed earnings of subsidiaries	4,695	(221)	(10,248)
Net income (loss)	$ 6,154	$(529)	$(12,724)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31	2003	2002	2001
(Dollars in thousands)			
Cash flows from operating activities:			
Net income (loss)	$ 6,154	$ (529)	$(12,724)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries	(4,695)	221	10,248
Depreciation and amortization of goodwill	261	238	865
(Increase) decrease in other assets, liabilities and goodwill	(2,600)	(2,413)	1,754
Net cash provided by (used in) operating activities	(880)	(2,483)	143
Cash flows from investing activities:			
Capital infusions in subsidiaries	(1,000)	(12,275)	(720)
Net change in premises and equipment	11	161	158
Proceeds from sale of other investments	—	4	17
Net cash used in investing activities	(989)	(12,110)	(545)
Cash flows from financing activities:			
Proceeds from rights and secondary offerings	41,747	18,493	—
Dividends declared on preferred stock	(495)	(495)	(503)
Stock options exercised	144	—	11
Net cash provided by (used in) financing activities	41,396	17,998	(492)
Net increase (decrease) in cash and cash equivalents	39,527	3,405	(894)
Cash and cash equivalents at beginning of year	5,989	2,584	3,478
Cash and cash equivalents at end of year	$45,516	$ 5,989	$ 2,584

(19) Goodwill and Other Intangible Assets

In 2001, the Company substantially eliminated the goodwill attributable from the acquisition of Heritage Bancorp, Inc. The initial investment in Heritage, which was subsequently, renamed Cardinal Bank—Potomac, resulted in the Company recording $9.7 million of goodwill at the time of the acquisition. In the fourth quarter of 2001, an evaluation of 2001 losses and expectations of additional future losses indicated a potential impairment in the Company's investment in Heritage. In compliance with SFAS No. 121, the Company wrote down goodwill by $8.3 million based upon a valuation obtained from an independent third party consultant. In 2003, the Company recognized the benefit of net operating loss carryforwards arising from the Heritage acquisition, and accordingly, this tax benefit of $624,000 was utilized to reduce the Heritage goodwill. Goodwill at December 31, 2003 and 2002 was $22,000 and $646,000, respectively.

The Company adopted SFAS No. 142 as of January 1, 2002, and, therefore, discontinued the amortization of goodwill on January 1, 2002. The Company has evaluated impairment of goodwill under SFAS No. 142. The evaluation of goodwill under this statement did not result in impairment of the Company's goodwill as of the annual evaluation date. Information on the Company's intangible assets is contained in the table below.

	December 31, 2003		December 31, 2002	
(Dollars in thousands)	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortizable core deposit intangible	$102	$(102)	$102	$(102)
Unamortizable goodwill	22	—	646	—

Amortization expense:	Core Deposit Intangible
Twelve months ended December 31, 2003	—
Twelve months ended December 31, 2002	22

	December 31		
	2003	2002	2001
Reported net income (loss) to common shareholders	$5,659	$(1,024)	$(13,227)
Add: goodwill amortization	—	—	8,847
Adjusted net income (loss)	5,659	(1,024)	(4,380)
Reported basic earnings (loss) per common share	$ 0.55	$ (0.13)	$ (3.11)
Add: goodwill amortization per common share	—	—	2.08
Adjusted basic earnings (loss) per common share	$ 0.55	$ (0.13)	$ (1.03)
Reported diluted earnings (loss) per common share	$ 0.54	$ (0.13)	$ (3.11)
Add: goodwill amortization per common share	—	—	2.08
Adjusted diluted earnings (loss) per common share	$ 0.54	$ (0.13)	$ (1.03)

At December 31, 2002, the Company's core deposit intangible was fully amortized thus; there is no more amortization expense after December 31, 2002.

(20) Other Operating Expenses

The following shows the composition of operating expenses for the years ended December 31, 2003, 2002 and 2001:

(Dollars in thousands)	2003	2002	2001
Data processing	$ 835	$ 759	$ 957
Stationery and supplies	387	317	306
Brokerage clearing	186	206	370
Advertising and marketing	913	541	368
Telecommunications	396	276	325
Other taxes	456	342	269
Travel and entertainment	148	127	164
Bank operations	569	411	875
Premises and equipment	351	271	247
Miscellaneous	686	239	465
Total other operating expenses	$4,927	$3,489	$4,346

Board of Directors

Cardinal Financial Corporation Cardinal Bank, N.A.

Bernard H. Clineburg
Chairman of the Board, President & CEO

John H. Rust, Jr.
Vice-Chairman of the Board, Cardinal Financial Corporation; Attorney at Law, Rust & Rust

Wayne W. Broadwater
Retired, Founder, Chairman & CEO, Shipmates, Ltd.

Buddy G. Beck
President & CEO, Trans Digital Technologies

William G. Buck
President & CEO, William G. Buck & Associates, Inc.

Sidney O. Dewberry
Chairman, Dewberry

Michael A. Garcia
President, Mike Garcia Construction, Inc.

John W. Fisher
President, Wilson/Bennett Capital Management Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates

William E. "Rick" Peterson
Chief Operating Officer, The Peterson Companies

James D. Russo
Executive Director of Finance, Advancis Pharmaceutical Corporation

Emad E. Saadeh
President, Geotechnical Consulting & Testing, Inc.

George P. Shafran
President, Geo. P. Shafran & Associates, Inc.

Alice M. Starr
*Vice President, WEST*GROUP*

Cardinal Wealth Services, Inc.

John W. Fisher
Chairman of the Board, Cardinal Wealth Services, Inc.; President, Wilson/Bennett Capital Management Inc.

Buddy G. Beck
Vice-Chairman of the Board, Cardinal Wealth Services, Inc.; President & CEO, Trans Digital Technologies

Bernard H. Clineburg
Chairman of the Board, President & CEO, Cardinal Financial Corporation

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates

Alice M. Starr
*Vice President, WEST*GROUP*

Cardinal Officers

Cardinal Financial Corporation

Bernard H. Clineburg
Chairman of the Board, President & Chief Executive Officer

John H. Rust, Jr.
Vice-Chairman of the Board

Carl E. Dodson
Executive Vice President, Chief Operating Officer

Domingo Rodriguez
Senior Vice President, Chief Financial Officer

Jennifer L. Deacon
Vice President, Controller & Secretary

Janice A. Cross
Officer & Assistant Secretary

Cardinal Bank, N.A.

Bernard H. Clineburg
Chairman of the Board & Chief Executive Officer

Christopher W. Bergstrom
President

F. Kevin Reynolds
President

Carl E. Dodson
Executive Vice President, Chief Credit Officer

Dennis M. Griffith
Executive Vice President, Real Estate Lending

Eleanor D. Schmidt
Executive Vice President, Retail Administration

Cheryl S. Beebe
Senior Vice President, Commercial Lending

Seth C. Carter
Senior Vice President and Manager, Government Contract Lending Group

Neil C. Copeland
Senior Vice President, Information Technology & Administration

Todd W. Hewitt
Senior Vice President, Commercial Lending

Domingo Rodriguez
Senior Vice President, Chief Financial Officer

Jamie M. Bleakley
Vice President, Retail Lending

Deborah H. Boyd
Vice President, Deposit Operations

Stuart A. Burchett
Vice President & Auditor

Terry L. Byard
Vice President & Banking Office Manager

Dianne S. Capilongo
Vice President & Banking Office Manager

Gale C. Davis
Vice President & Banking Office Manager

Jennifer L. Deacon
Vice President & Controller

Teresa E. Dunbar
Vice President,
Retail Administration

Katherine E. Girard
Vice President,
Retail Administration

Lynn H. Gulick
Vice President & Banking Office Manager

John T. Gusciora
Vice President & SBA Manager

Donald A. Hancock, Jr.
Vice President & Manager,
Credit Administration

Catherine B. Johnson
Vice President & Banking Office Manager

Susan Z. Nason
Vice President,
Administrative Services Manager

Manjit K. Brar
Assistant Vice President &
Banking Office Manager

Shirley Carey
Assistant Vice President &
Banking Office Manager

David B. Clark
Assistant Vice President &
Assistant Controller

Karen S. Denas
Assistant Vice President &
Banking Office Manager

Joseph M. DiStefano
Assistant Vice President,
Government Contract Lending Group

Parwana E. Essar
Assistant Vice President &
Banking Office Manager

Pamela F. Fusco
Assistant Vice President &
Banking Office Manager

Barbara J. Hudson
Assistant Vice President,
Credit Administration

Catherine B. Peterson
Assistant Vice President,
Government Contract Lending Group

Tonya L. Smith
Assistant Vice President & Staff Auditor

Janice A. Cross
Bank Officer

Claudette D. Eklund
Retail Administration Officer

Jackie C. Forbes
Bank Officer

Kelly J. Fry
Accounting Officer

Scott E. Hickman
Bank Officer & Banking Office Manager

Joyce A. Hoffmann
Human Resources Officer

Donna J. Joseph
Audit Officer

Erin Loyd
Retail Lending Officer

Mariel A. Noguez
Technology Officer

Nancy J. Nowalk
Retail Administration Officer &
Director of Training

Andrew J. Peden
Real Estate Lending Officer

Oretha Rogers
Bank Officer

Joanna A. Roll
Bank Officer,
Credit Administration

Janette S. Shaw
Marketing Officer

Cyndy Hollender-Stancliff
Operations Officer

Cardinal Wealth Services, Inc.℠

Rex A. Wagner
President & CEO

Joan M. Kane
Senior Vice President & Financial Advisor

Ryan M. Dantinne
Investment Officer & Financial Advisor

THANK YOU TO OUR FORMER DIRECTORS

On behalf of the Board of Directors, management team and employees, we would like to recognize the service and effort that the following individuals put forth in the creation of Cardinal. Their commitment, leadership and passion created a great foundation, and we look forward to their continued support.

Elizabeth L. Anderson, Ph.D.
George E. Barlow
Robert M. Barlow
David L. Broadwater
Mel Chaskin
Douglas M. Dear
Russell A. DeCarlo, D.D.S.
John M. Elkin, Jr.
Nancy K. Falck
Theresa A. Gascoigne
Roy F. Goggin, Jr.
Anne B. Hazel
Philip F. Herrick, Jr.
Andrew P. Hinton
Harvey W. Huntzinger
Jones V. Isaac
Harry E. Jagoda
Randal B. Kell
John C. Lee, IV
Earl F. Lockwood
Michael D. Lubeley
Virginia C. Mars
John R. Muha, II
Dale B. Peck
Philip M. Reilly
John A. Rollison, III
Hugh A. M. Shafer, Jr.
Dietmar S. Tech
Kevin P. Tighe
Harrison Wehner
Kohann Whitney
Jana W. Yeates

Common and Preferred Stock

Our Common Stock under the symbol "CFNL" and our 7.25% Cumulative Convertible Preferred Stock, Series A under the symbol "CFNLP" are currently listed for quotation on the Nasdaq National Market. As of February 27, 2004, we have 4,096 holders of our Common Stock and 1,058 holders of our Series A Preferred Stock.

Quarterly Common Stock Prices

	Market Price	
	High ($)	Low ($)
2003		
4th Quarter	8.60	6.40
3rd Quarter	7.08	6.10
2nd Quarter	7.01	5.13
1st Quarter	5.45	4.30
2002		
4th Quarter	4.50	4.01
3rd Quarter	4.95	4.02
2nd Quarter	4.86	3.85
1st Quarter	6.50	3.60

Financial Information

To obtain financial information on Cardinal Financial Corporation, contact Domingo Rodriguez, Senior Vice President and Chief Financial Officer at 703-584-3400, or visit our website www.cardinalbank.com. The Annual Report, Form 10-K, and other corporate publications are available on request by writing to our Corporate Headquarters at 8270 Greensboro Drive, Suite 500, McLean, VA 22102.

Investment Services

Cardinal Wealth Services, Inc.℠
8270 Greensboro Drive, Suite 100
McLean, VA 22102
703-584-3470

Annual Meeting

The 2004 Annual Meeting of Shareholders will be held on Wednesday, April 21, 2004 at 10:00 a.m. at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

CARDINAL

Financial Corporation

cardinalbank.com

ALEXANDRIA ARLINGTON FAIRFAX GREENSBORO HERNDON LEESBURG MANASSAS
MCLEAN RESTON STERLING TYSONS CORNER WOODBRIDGE